JPMorgan Commodity Curve Index Rules to
Registration Statement 333-155535
Filed Pursuant to Rule 433
Dated February 2, 2009

IMPORTANT INFORMATION

J.P.Morgan

JPMorgan Commodity Curve Index Rules

J.P. Morgan Securities Ltd.

London, November 2007
(amended January 2009)

**** Important Notice ****

This description sets out the rules for the JPMorgan Commodity Curve Index ("the JPMCCI Index Rules" or the "Index Rules") and reflects the methodology for determining the composition and calculation of the JPMorgan Commodity Curve Index ("JPMCCI"). This document is published by, and is the exclusive property of, J.P. Morgan Securities Ltd. ("JPMSL") of 125 London Wall, EC2Y 5AJ.

ALL PERSONS READING THIS DOCUMENT SHOULD REFER TO THE DISCLAIMERS SET OUT IN THE INDEX RULES AND CONSIDER THE INFORMATION CONTAINED HEREIN IN THE LIGHT OF SUCH DISCLAIMERS.

NOTHING HEREIN CONSTITUTES AN OFFER TO BUY OR SELL ANY SECURITIES, PARTICIPATE IN ANY TRANSACTION OR ADOPT ANY INVESTMENT STRATEGY OR LEGAL, TAX, REGULATORY OR ACCOUNTING ADVICE.

Each of JPMSL and its affiliates may have positions or engage in transactions in securities or other financial instruments based on or indexed or otherwise related to the JPMCCI.

Disclaimer

JPMSL shall have no liability, contingent or otherwise, to any person or entity for the quality, accuracy, timeliness or completeness of the information or data contained in Index Rules or the JPMCCI, or for delays, omissions or interruptions in the delivery of the JPMCCI or related data. JPMSL makes no warranty, express or implied, as to the results to be obtained by any person or entity in connection with any use of the JPMCCI, including but not limited to the trading of or investments in products based on or indexed or otherwise related to the JPMCCI, any data related thereto or any components thereof. JPMSL makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Index Rules, the JPMCCI or any data related thereto. Without limitation any of the foregoing, in no event shall JPMSL have any liability for any special, punitive, indirect or consequential damages (including lost profits), in connection with any use by any person of the JPMCCI or any products based on or indexed or otherwise related thereto, even if notified of the possibility of such damages.

Notice

These Index Rules reflect the methodology that will be utilized with respect to the determination and calculation of the JPMCCI. In November of each calendar year, the Index Calculation Agent will review the current Potential JPMCCI Exchange Commodities, and on the Exchange Commodity Publication Date, the Index Calculation Agent, subject to the review of the JPMCCI Supervisory Committee, will determine and publish the JPMCCI Exchange Commodities based on the Index Rules set forth herein. The "**Exchange Commodity Publication Date**," will be a date determined by the Index Calculation Agent that occurs on or before the last Scheduled Valuation Day in November of each calendar year.

The Index Calculation Agent will begin calculating JPMCCI with the new JPMCCI Exchange Commodities for the given calendar year on the first Scheduled Index Valuation Day in any such calendar year, which we refer to as the "**JPMCCI Annual Inception Date**"; *provided, however* that the Index Calculation Agent may postpone or reschedule such date in the event of certain market disruption events.

The Index Calculation Agent may amend or supplement these Index Rules in the future and will publish such amendment or supplement no later than thirty (30) calendar days following such amendment or supplement. Moreover, on each Exchange Commodity Publication Date, the Index Calculation Agent will supplement Sections H, I, J, K, L and M set forth herein in order to detail the new JPMCCI Exchange Commodities (if any) to be included in the JPMCCI Indices on the JPMCCI Annual Inception Date.

J.P. Morgan Securities Ltd.
London, November 2007 and amended June 2008 and January 2009

A.   Introduction

A.1   About the JPMCCI

The JPMorgan Commodity Curve Index ("**JPMCCI**") is a family of indices which aim to provide a systematic and neutral way to gain diversified exposure to commodity futures. JPMCCI is structured as a representative family of indices, reflecting the available market opportunities throughout each commodity futures curve as well as across the commodities asset class.

Used generically the "**JPMCCI Index**" refers to any or all of the "**JPMCCI Indices**" (as the context requires). "**JPMCCI"** used generically refers to characteristics of any and all the family of JPMCCI Indices.

JPMCCI consists of an open interest weighted basket of futures contracts across each futures curve to capture the available investment opportunities in the respective commodity futures markets. Monthly Contract compositions for each commodity are guided by the historical distribution of open interest of contracts across the futures curve in the same calendar month of the preceding three calendar years. You should note, however, that Section N below describes certain historical limitations on the gathering of data, which are necessarily reflected in the 2008 version of JPMCCI.

JPMCCI seeks to mitigate the front-end bias associated with commodity indices and attempts to offer substantial diversification benefits. Investing in multiple contracts per commodity should generally reduce return volatility and increase risk-adjusted returns. Moreover, the stable inter-month composition will limit the impact of monthly synthetic roll on the excess return.

It should be noted that JPMCCI is a "notional" basket of commodity futures contracts because there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. JPMCCI merely identifies certain assets in the market, the performance of which will be used as a reference point for the purposes of calculating the value of JPMCCI.

A.2   JPMCCI Index Types

The Index Calculation Agent will calculate and publish three types of aggregate JPMCCI Indices that include each of the JPMCCI Eligible Commodities (such indices, the "**JPMCCI Aggregate Indices"**). The JPMCCI Price Index measures the aggregate price levels of futures contracts included in the aggregate JPMCCI Index. The JPMCCI Excess Return Index captures the return from investing in commodity futures in the JPMCCI, taking into account the effect of monthly composition changes during the roll periods. Finally, the JPMCCI Total Return Index measures a fully collateralized investment in JPMCCI commodity futures, taking into account the monthly rolling of contracts.

In addition to the JPMCCI Aggregate Indices, the Index Calculation Agent will calculate and publish three versions of JPMCCI Energy Light Indices and JPMCCI Ex-Front Month Indices (*i.e.*, a price, excess and total return version), respectively. The JPMCCI Energy Light Indices are variations on the JPMCCI Aggregate Indices, where the target dollar market weight of the JPMCCI Energy Sector Index is set to a maximum weight of 33% of such JPMCCI Energy Light Index after each Rebalancing Period. For more information on the calculation of the JPMCCI Energy Light Indices, see Section G.1. The JPMCCI Ex-Front Month Indices ("JPMCCI ExFM") are variations of the JPMCCI Aggregate Indices, with the exclusion of the first nearby monthly contract included in the composition of each JPMCCI Exchange Commodity; provided that the Composition of the JPMCCI Exchange Commodity includes at least two Monthly Contracts. For more information on the calculation of the JPMCCI Ex-Front Month Indices, see section G.2.

The Index Calculation Agent will also calculate and publish several types of JPMCCI Sector Indices. As of the date set forth above, the JPMCCI Sector Indices are Energy, Non-Energy, Precious Metals, Industrial Metals, All Metals, Livestock and Agriculture; however, the Index Calculation Agent may introduce additional JPMCCI Sector Indices on an interim basis, and such new JPMCCI Sector Index will be reviewed by the JPMCCI Supervisory Committee on or before the following Exchange Commodity Publication Date. As with the JPMCCI Aggregate Indices, Price Return, Excess Return and Total Return Indices are calculated in respect of each JPMCCI Sector Index. On each Exchange Commodity Publication Date, the Index Calculation Agent, subject to the review of the JPMCCI Supervisory Committee, will determine the JPMCCI Exchange Commodities to be included in each JPMCCI Sector Index for the following calendar year.

The Index Calculation Agent will also calculate and publish JPMCCI Single Commodity Indices, in relation to each JPMCCI Exchange Commodity**.** As described herein**,** Price Return, Excess Return and Total Return Indices are calculated in respect of each JPMCCI Single Commodity Index**.**

The JPMCCI Indices and their respective Bloomberg Pages are set forth in Section L herein. The Index Levels for each of the JPMCCI Indices are published on their applicable Bloomberg Pages on each Scheduled Index Valuation Day; *provided, however* **that the Index Calculation Agent will not be obliged to publish any Index Levels upon the occurrence or continuation of a Force Majeure Event.**

A.3   JPMCCI Supervisory Committee

In order to maintain objectivity in the administration and execution of the JPMCCI and pursuant to the Index Rules set forth below, JPMSL has formed the "**JPMCCI Supervisory Committee"** (whose composition will be published from time to time). The JPMCCI Supervisory Committee shall meet annually in November to review and approve the composition of the JPMCCI for the following calendar year and any proposed modifications to the Index Rules**.**

The JPMCCI Supervisory Committee shall be composed of at most seven (7) voting members and at least one (1) voting member and at most seven (7) non-voting members and at least one (1) non-voting member, each of whom will be appointed by JPMSL. Each voting member serving on the JPMCCI Supervisory Committee shall be independent. For the purposes of determining whether a particular member of the JPMCCI Supervisory Committee is independent, "independent" means that the individual in question is not an employee, director, officer, agent or affiliate of JPMorgan Chase & Co. or any of its affiliates and does not have a personal direct financial interest in JPMCCI or any financial product linked to JPMCCI while serving as a voting member of the JPMCCI Supervisory Committee. All voting members of the JPMCCI Supervisory Committee shall be sufficiently knowledgeable about commodity futures contracts and the commodities markets in general, as determined by JPMSL in a good faith and commercially reasonable manner. JPMSL may from time to time add or remove voting members of the JPMCCI Supervisory Committee; provided that such addition or removal does not coincide with a meeting of the committee or is a result of a particular vote of a specific committee member.

Additionally, upon the occurrence of a Disrupted Day, or any other extraordinary or unanticipated market events, JPMorgan may seek the advice of the JPMCCI Supervisory Committee on the necessary adjustments, methodological amendments or data corrections that may need to be implemented to the JPMCCI.

Notwithstanding anything to the contrary, if all of the voting members of the Supervisory Committee have resigned or are otherwise unavailable at the time and date of any meeting duly called by the Index Calculation Agent, the non-voting members, who are not directly involved in the marketing, sale or hedging of any JPMCCI product, may make any and all determinations on behalf of the Supervisory Committee and such decisions shall have the same force and effect as decisions made by the voting members of the committee.

The Index Calculation Agent will from time to time (and in any event within one month of any change in the membership of the JPMCCI Supervisory Committee) publish the names, titles and company affiliation of the individuals forming the JPMCCI Supervisory Committee.

In the event that JPMSL ceases to act as Index Calculation Agent, the composition and role of the JPMCCI Supervisory Committee may be reviewed and amended by JPMSL.

A.4   The Index Calculation Agent and the Index Rules

The methodology employed in determining the composition and calculation of JPMCCI is set out in the calculations and procedures described in these Index Rules. JPMSL acts as **"Index Calculation Agent"** in respect of the JPMCCI as of the date of these Index Rules but may be replaced by a substitute index calculation agent at some future date (who shall be regarded for all purposes as the Index Calculation Agent). For the avoidance of doubt, the substitution of any Index Calculation Agent shall not be deemed to terminate the JPMCCI or any instruments referencing the JPMCCI. Additionally, as referred to in Section A.3 above, in the event that JPMSL ceases to act as Index Calculation Agent, the composition and role of the JPMCCI

Supervisory Committee may be reviewed, amended or supplemented. JPMSL may from time to time revise, amend and/or supplement these Index Rules, and if such rules are amended or supplemented, JPMSL shall publish such Index Rules no later than one calendar month following such amendment or supplement.

A.5 Definitions

Capitalized terms not otherwise defined herein shall have the following meanings:

Aggregate Commodity Units   means, in relation to the JPMCCI Aggregate Indices, JPMCCI Energy Light Indices, JPMCCI Ex-Front Month Indices, and JPMCCI Sector Indices, average monthly units of each JPMCCI Exchange Commodity over a three year period ending on a given calendar year corresponding to contracts outstanding, whose calculation is set out in "Calculation of Aggregate Commodity Units" in Section C below;

Composition   means in relation to each JPMCCI Exchange Commodity and each month, the portfolio of Monthly Contracts and associated Monthly Contract Weights;

Daily Contract Open Interest   means, on any Scheduled Index Valuation Day, in relation to any Monthly Contract and any JPMCCI Exchange Commodity, the number of contracts expiring n months after month m outstanding on such day, as published by the Exchange as defined mathematically in Section D.2 below;

Disrupted Day   has the meaning set out in Section D.6 below;

Estimated Market Size   means, in respect of a JPMCCI Exchange Commodity, the average of the open interest figures published monthly by the Futures Industry Association during the Observation Period, multiplied by the Settlement Price of such JPMCCI Exchange Commodity's Front Month Contract prevailing on the last Scheduled Index Valuation Day of October in the year of calculation, expressed in U.S. Dollars;

Excess Return Index   means each Index which measures the return earned from investing in the Monthly Contracts and their

	relevant Monthly Contract Weights of the JPMCCI, taking into account the effect of monthly composition changes during Roll Days, the calculations of whose Index Levels are set out in Section F below;
First Notice Day	means the first day that a notice of intent to deliver a JPMCCI Exchange Commodity can be made by a clearinghouse to a buyer in fulfillment of a given month's futures contract;
Force Majeure Event	any event beyond the control of the Index Calculation Agent, including any act of God, act of governmental authority, or act of public enemy, or due to war, the outbreak or escalation of hostilities, fire, flood, civil commotion, insurrection, labour difficulty including, without limitation, any strike, other work stoppage, or slow-down, severe or adverse weather conditions, power failure, communications line or other technological failure;
Futures Industry Association (or FIA)	means the association of futures commission merchants and other parties interested in the U.S. and international futures exchanges, whose current webpage is http://www.futuresindustry.org/, provided that in the event that (i) such organization ceases to exist or (ii) the Index Calculation Agent shall determine that such organization is no longer representative of the U.S. and international futures industry, such successor organization (if any) or other representative association as the Index Calculation Agent shall determine to be properly representative of the U.S. and international futures industry;
Historical Monthly Contract Open Interest Percentage	means, in respect of the Monthly Contract for a given JPMCCI Exchange Commodity, the arithmetic average of the Monthly Contract Open Interest Percentage for that Monthly Contract 12, 24 and 36 months prior to the Monthly Contract in consideration, as more specifically set out mathematically in Section D.4 below;
Inception Date	means 29 December 1989;

Index or JPMCCI Index	means each of all JPMCCI Single Commodity Indices, JPMCCI Sector Indices, JPMCCI Aggregate Indices, JPMCCI Energy Light Indices and JPMCCI Ex-Front Month Indices;
Index Calculation Agent	means JPMSL or any successor appointed by JPMSL or third party appointed by JPMSL.
Index Level	means the level on any Scheduled Index Valuation Day of a relevant Index, whose calculation is set out in Section F below.
JPMCCI	means the JPMorgan Commodity Curve Index being a family of commodity futures index calculated and owned by J.P. Morgan Securities Ltd. with the Inception Date set forth herein.
JPMCCI Exchange Commodity	has the meaning set out in Section B.1 below;
JPMCCI Sector Index	means each Index in relation to a given Sector (as set out in Table 1 in Section H below);
JPMCCI Single Commodity Index	means each Index referencing only a single JPMCCI Exchange Commodity;
Last Trading Day	means the final day on which a given Monthly Contract may trade or be closed out before delivery of the relevant JPMCCI Exchange Commodity must occur;
Limit Day	means, with respect to a JPMCCI Exchange Commodity and its Relevant Exchange, any day on which there is a limitation on, or suspension of, the trading of options or futures contracts imposed by the Relevant Exchange by reason of movements exceeding "limit up" or "limit down" levels permitted by such Relevant Exchange and which has a material adverse effect on trading volumes and liquidity as compared to other Scheduled Trading Days, as determined by the Index Calculation Agent in its commercially reasonable discretion;
Limit Price	means a Settlement Price on any day which is a Limit Day;

Monthly Contract	means, in respect of a JPMCCI Exchange Commodity and a given month m , the contract considered most associated to that given month as determined by the Index Calculation Agent based (a) in the case of all JPMCCI Exchange Commodities other than JPMCCI Exchange Commodities which are LME industrial metals, on the contract so designated by the Relevant Exchange (being typically the contract which will expire, or in respect of which delivery or settlement will occur immediately following such given month m) or (b) in respect of a JPMCCI Exchange Commodity whose Relevant Exchange is the London Metals Exchange the Monthly Contract shall be the relevant contract expiring on the third Wednesday of the given month;
Monthly Contract Open Interest	has the meaning set out mathematically in "Calculation of Monthly Contract Open Interest" in Section D.2 below;
Monthly Contract Open Interest Percentage	has the meaning set out in Section D.3 below;
Monthly Contract Weight	means, with respect to any Exchange Commodity, the weighting attached in the relevant Composition to a given Monthly Contract as calculated in Section D.5;
Observation Period	means, with respect to any given year and any JPMCCI Exchange Commodity, the thirty six (36) month period ending on the date for which the latest set of complete historical Monthly Contract Open Interest figures are made available for international and U.S. commodity futures exchanges by the Futures Industry Association as of November of such year, provided that the Observation Period may be shorter in respect of JPMCCI Exchange Commodities that have a shorter trading history or as data limitations necessitate, as determined by the Index Calculation Agent in a good faith and commercially reasonable manner;
Permitted Exchange	has the meaning set out in Section B.1 below;
Portfolio Continuity Factor	means, with respect to JPMCCI Aggregate Indices, JPMCCI Energy Light Indices, JPMCCI Ex-Front

	Month Indices, and JPMCCI Sector Indices, the factor employed to prevent discontinuities in the relevant Index when rebalancing from one set of Aggregate Commodity Units to another, as set out in Section E.2 below;
Potential JPMCCI Exchange Commodity	has the meaning set out in Section B.1 below;
Price Return Index	means each Index that measures the current aggregate Settlement Prices of JPMCCI Exchange Commodities included in the JPMCCI, the calculations of whose Index Levels are set out in Section F below;
Rebalancing Day	means each Roll Day in January of each year on which the composition of JPMCCI Exchange Commodities in the JPMCCI Aggregate Indices, the JPMCCI Energy Light Indices and the JPMCCI Ex-Front Month Indices, and the JPMCCI Sector Indices, are adjusted by progressively phasing out the Aggregate Commodity Units of the previous year and phasing in the Aggregate Commodity Units of the current year;
Relevant Exchange	means, with respect to each Potential JPMCCI Exchange Commodity and each JPMCCI Exchange Commodity, the primary futures exchange on which futures contracts of that Potential JPMCCI Exchange Commodity or JPMCCI Exchange Commodity, as applicable, are traded;
Roll Day	means the first ten Scheduled Index Valuation Days of each calendar month, subject to the provisions of Section D.7 below. On each such day and over all such days for that month, the progressive rolling of compositions from those of the previous month to those of the current month for all JPMCCI Exchange Commodities based on Roll Weights will be effected as more specifically described in mathematical terms in Section D.7 below;
Roll Weight	means, with respect to each Roll Day, and a JPMCCI Exchange Commodity the proportion of the pre-roll monthly Composition attributable to a particular Monthly Contract and retained on that

	Roll Day, as more exactly and mathematically described in Section D.7 below;
Scheduled Index Valuation Day	means, with respect to any JPMCCI Index, each Scheduled Trading Day in respect of at least 50% of Exchange Commodities in the JPMCCI;
Scheduled Trading Day	means, with respect to a JPMCCI Exchange Commodity a day on which the Relevant Exchange for such JPMCCI Exchange Commodity is scheduled to be open for trading for its regular trading sessions and to publish a Settlement Price. For indicative purposes only, the table set out in Section M sets out days (other than Saturday and Sunday) currently anticipated not to be Scheduled Trading Days in respect of particular Relevant Exchanges;
Settlement Price	means, with respect to each JPMCCI Exchange Commodity and a Scheduled Trading Day, the settlement price in respect of a Monthly Contract as published by the Relevant Exchange for such JPMCCI Exchange Commodity;
Sufficient Estimated Market Size	means, with respect to a Potential JPMCCI Exchange Commodity, that its Estimated Market Size is no less than USD 250,000,000 ("**Threshold Test**"); *provided*, *however* that if a Potential JPMCCI Exchange Commodity has met the Threshold Test, in the event of a decline in its Estimated Market Size it shall not cease to be a Potential JPMCCI Exchange Commodity or a JPMCCI Exchange Commodity, if applicable, until the first Exchange Commodity Publication Date on which its Estimated Market Size shall be less than USD 150,000,000;
Total Return Index	means each Index measuring a fully collateralized investment in a JPMCCI Single Commodity Index, a JPMCCI Sector Index, a JPMCCI Aggregate Index, a JPMCCI Energy Light Index or a JPMCCI Ex - Front Month Index) (taking into account the Excess Return and the U.S. Treasury Bill Return), the calculation of such Index Levels is set out in Section F below;

United States Dollars	means the lawful currency of the United States of America;
U.S. Treasury Bill Return	means, with respect to a Total Return Index, the return on U.S. treasury bills as calculated by the Index Calculation Agent as set out in Section F.3 below.

B.   Exchange Commodity Inclusion

B.1   Overview and Operation of Exchange Commodity Inclusion Process

JPMCCI is intended to serve as a benchmark to measure the performance of the broader futures market, as well as a practical investment vehicle through which market participants can take a view on the commodities market. As such, a balance is struck between the need to reflect the general price movements of commodity futures broadly in the various energy, metal, agriculture and livestock markets on the one hand, and on the other to ensure that the JPMCCI includes only a practical number and types of futures contracts that are accessible to the investor community.

A two-stage process is followed by the Index Calculation Agent under the supervision of the JPMCCI Supervisory Committee to select futures contracts to be included in the JPMCCI in any given year. First, the Index Calculation Agent identifies "Potential JPMCCI Exchange Commodities" and, second, the Index Calculation Agent selects "JPMCCI Exchange Commodities" for inclusion in JPMCCI. **"Potential JPMCCI Exchange Commodity"** means each physical commodity futures contract (but in respect of which physical delivery is not a requirement for inclusion in this definition) which:

(a)   (i) is traded on a Permitted Exchange (ii) is denominated in U.S. Dollars, (iii) is of Sufficient Estimated Market Size (iv) is of Adequate Liquidity; and

(b)   is not a commodity futures contract which (i) is an Ineligible Commodity or (ii) lacks Sufficient Trading History (unless the Index Calculation Agent determines that a Sufficient Trading History Waiver is appropriate) or (c) lacks Sufficient Data,

as determined by the Index Calculation Agent, in a good faith and commercially reasonable manner, and subject to the review of the JPMCCI Supervisory Committee.

"Permitted Exchange" means, with respect of a Potential JPMCCI Exchange Commodity, the Relevant Exchange which meets the geographical or other criteria published by the Index Calculation Agent from time to time;

"Sufficient Estimated Market Size" means, with respect to a Potential JPMCCI Exchange Commodity, its Estimated Market Size is no less than USD 250,000,000 ("**Threshold Test**"); *provided*, *however* that if a Potential JPMCCI Exchange Commodity has met the Threshold Test, in the event of a decline in its Estimated Market Size it shall not cease to be a Potential JPMCCI Exchange Commodity or a JPMCCI Exchange Commodity, if applicable, until the first Exchange Commodity Publication Date on which its Estimated Market Size shall be less than USD 150,000,000.

"Adequate Liquidity" means, with respect to a Potential JPMCCI Exchange Commodity, that such commodities futures contract is sufficiently liquid for general trading, as determined by the Index Calculation Agent, in a good faith and commercially reasonable manner, and subject to the review of the JPMCCI Supervisory Committee.

"Ineligible Commodity" means a commodity futures contract which, in the determination of the Index Calculation Agent is a "mini contract" (as defined by the Relevant Exchange), a swap contract, a basis contract, a spread contract or a weather contract**.**

"Sufficient Trading History" means, with respect to a Potential JPMCCI Exchange Commodity, a futures contract which has traded on the Relevant Exchange for no less than one year from the year of its inclusion; *provided, however* that the Index Calculation Agent may determine in its sole discretion that a **"Sufficient Trading History Waiver"** shall be applicable in respect of a commodity futures contract which has not so traded but is determined by the Index Calculation Agent to be a suitable futures contract for inclusion in the relevant JPMCCI Index by reason that its significance in terms of investor interest is so great that omission would in the good faith and commercially reasonable determination of the Index Calculation Agent significantly undermine the representativeness of the JPMCCI; *provided, further* that such waiver would be subject to the review of the JPMCCI Supervisory Committee.

"Sufficient Data" means in respect of a futures contract, the existence, in the determination of the Index Calculation Agent of a sufficient body of data to enable the Index Calculation Agent to determine appropriately its historical performance and analyze performance; the determination of sufficient historical data will be determined on the basis of the existence of independent historical data available to the Index Calculation Agent, but the Index Calculation Agent may determine that historical performance in respect of a futures contract may be reasonably calculated by the Index Calculation Agent in the absence of such available data (*i.e.*, see Section N herein).

"JPMCCI Exchange Commodity" means, with respect to the version of JPMCCI established in a particular calendar year (*e.g.,* the 2008 version of JPMCCI established in November 2007), each Potential JPMCCI Exchange Commodity chosen for inclusion in JPMCCI in that calendar year. The Index Calculation Agent shall select for inclusion in JPMCCI, subject to the review of the JPMCCI Supervisory Committee, each Potential JPMCCI Exchange Commodity which (a) is not related to Milk, Electricity or Coal, (b) is not Sugar #14 (traded on the NYBOT) and (b) with respect to Aluminum (*e.g.*, High Grade Primary Aluminum, Aluminum Alloy and North American Special Aluminum Alloy), the Aluminum futures contract with the highest open interest.

On each Exchange Commodity Publication Date, the Index Calculation Agent shall publish the JPMCCI Exchange Commodities for inclusion in the JPMCCI. for the following calendar year. Additionally, the JPMCCI Sector Indices will consist initially of seven commodity sectors: Energy, Non-Energy, Precious Metals, Industrial Metals, All Metals, Livestock and Agriculture. The constituents of the JPMCCI Sector Indices are determined by the Index Calculation Agent on each Exchange Commodity Publication Date, subject to the review and approval of the JPMCCI Supervisory Committee. The Index Calculation Agent may introduce additional JPMCCI Sector Indices on any future date.

B.2   Rules for Exclusion and/or Substitution of a JPMCCI Exchange Commodity and Cancellation of any JPMCCI Index

If the Index Calculation Agent determines, in good faith and a commercially reasonable manner, that the occurrence or existence of an Extraordinary Event affects a JPMCCI Index (an "Affected Index"), then the Index Calculation Agent may take the following action with the aim of maintaining the objective of the Affected Index: (i) the Index Calculation Agent may replace one or more JPMCCI Exchange Commodities in the Affected Index with other Potential JPMCCI Exchange Commodities that it determines, in good faith and a commercially reasonable manner, are natural substitutes for the JPMCCI Exchange Commodities being replaced, or (ii) the Index Calculation Agent may exclude one or more JPMCCI Exchange Commodities from the Affected Index and recalculate the weight of the JPMCCI Exchange Commodities remaining in the Affected Index so that the aggregate weight of all such JPMCCI Exchange Commodities sum to 100%. With respect to the replacement of one or more JPMCCI Exchange Commodities, the weight assigned to each Potential JPMCCI Exchange Commodity will generally be equal to the weight of the JPMCCI Exchange Commodity that it is replacing, however, the Index Calculation Agent may assign a different weight to a Potential JPMCCI Exchange Commodity if it determines, in good faith and a commercially reasonable manner, that this is appropriate to maintain the objective of the Affected Index. With respect to the exclusion of one or more JPMCCI Exchange Commodities, the weight of the Affected Index's remaining JPMCCI Exchange Commodities will be adjusted accordingly so that the aggregate weight of all components sum to 100%. The Index Calculation Agent shall endeavor to effect any replacement and re-weighting (if any) or exclusion and re-weighting (if any) as soon as practicable in light of the prevailing circumstances and if possible during the immediately following set of Roll Days. In making the calculation of Aggregate Commodity Units and Monthly Contract Weights upon any such replacement and re-weighting (if any) or exclusion and re-weighting (if any), the Index Calculation Agent shall rely on a combination of data based on the JPMCCI Exchange Commodity(ies) being removed and the Potential JPMCCI Exchange Commodity(ies) that will be introduced as a result of the Index Calculation Agent's determination. The methodology by which this substitution will be effected shall be announced by the Index Calculation Agent as soon as reasonably practicable in the circumstances then prevailing at www.jpmorgan.com/jpmcci. Notwithstanding anything to the contrary, the Index Calculation Agent shall obtain the approval of the JPMCCI Supervisory Committee prior to making any replacement and re-weighting or exclusion and re-weighting or any other changes pursuant to this Rule B.2.

The Index Calculation Agent is under no obligation to continue the calculation and publication of any JPMCCI Index and upon the occurrence or existence of an Extraordinary Event, the Index Calculation Agent may decide to cancel any JPMCCI Index if it determines, acting in good faith, that the objective of the relevant JPMCCI Index can no longer be achieved. The Index Calculation Agent shall obtain the approval of the JPMCCI Supervisory Committee prior to canceling any JPMCCI Index.

"**Extraordinary Event**" means:

 (a)   due to:

(i): the adoption of, or any change in, any applicable law, regulation or rule (including, without limitation, any tax law); or

(ii) the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law, rule, regulation or order (including, without limitation, as implemented by the U.S. Commodity and Futures Trading Commission or exchange or trading facility),

[in each case on or after the Inception Date], the Index Calculation Agent determines in good faith that (x) it is contrary to such law, rule, regulation or order for any market participants that are brokers or financial intermediaries (individually or collectively) to hold, acquire or dispose of (in whole or in part) any Potential JPMCCI Exchange Commodity and/or any JPMCCI Exchange Commodity or any transaction referencing any Potential JPMCCI Exchange Commodity and/or any JPMCCI Exchange Commodity or, (y) holding a position in any Potential JPMCCI Exchange Commodity and/or any JPMCCI Exchange Commodity or any transaction referencing any Potential JPMCCI Exchange Commodity and/or any JPMCCI Exchange Commodity is (or, but for the consequent disposal or termination thereof, would otherwise be) in excess of any allowable position limit(s) applicable to any market participants that are brokers or financial intermediaries (individually or collectively) under any such law, rule, regulation in relation to such Potential JPMCCI Exchange Commodity and/or JPMCCI Exchange Commodity traded on any exchange(s) or other trading facility (including, without limitation, any Relevant Exchange); or

(b) the occurrence or existence of any:

(i) suspension or limitation imposed on trading commodity futures contracts (including, without limitation, any Potential JPMCCI Exchange Commodity or any JPMCCI Exchange Commodity); or

(ii) or any other event that causes trading in any commodity futures contracts (including, without limitation, any Potential JPMCCI Exchange Commodity or any JPMCCI Exchange Commodity) to cease.

B.3   Representation of Exchange Commodities and Monthly Contract Open Interest

When there is more than one Potential JPMCCI Exchange Commodity relating to a particular underlying physical commodity, the Index Calculation Agent may, where deemed appropriate and subject to the approval of the JPMCCI Supervisory Committee, aggregate the Monthly Contract Open Interest of similar non-selected Potential JPMCCI Exchange Commodities with those of the relevant JPMCCI Exchange Commodity. This combination will effectively increase the number of Aggregate Commodity Units for the relevant JPMCCI Exchange Commodity, thereby more accurately reflecting the significance of the relevant JPMCCI Exchange Commodity. As at the date of these Index Rules, the Monthly Contracts affected by such combinations are set out in Table 2 in Section H. The Index Calculation Agent shall publish any changes to or additions to the combinations set forth in Table 2 in Section H on or before the effective date of any changes and/or additions.

B.4 Final Inclusion Determination and Rebalancing Announcement

The Index Calculation Agent will present to the JPMCCI Supervisory Committee for review the JPMCCI Exchange Commodities for any given year after the completion of the procedures set forth above.

The Index Calculation Agent shall publish the determination of the JPMCCI Exchange Commodities for a given year no later than the relevant Exchange Commodity Publication Date**.**

C. Aggregate Commodity Units

C.1 Open Interest Commodity Weighting Scheme

JPMCCI is designed to be a representative index synthetically reflecting the available market opportunities in a given commodity asset class. The amount of investment opportunity available in each JPMCCI Exchange Commodity can be estimated from historical open interest, which is analogous to face amount outstanding in bond markets or shares outstanding in equity markets. Therefore JPMCCI uses historical open interest as the basis for determining the nominal weights for JPMCCI Exchange Commodities in the JPMCCI Aggregate Indices and JPMCCI Sector Indices.

C.2 Annual Calculation of Aggregate Commodity Units: JPMCCI Aggregate and JPMCCI Sector Indices only

The number of **Aggregate Commodity Units** ACU_y^c for JPMCCI Exchange Commodity c for year y, denominated in physical units, is:

$$ACU_y^c = \frac{F^c \times \sum_{i \in M_y} COI_i^c}{|M_y|} \quad \text{where:}$$

$\quad COI_i^c \qquad$ is the Monthly Contract Open Interest reported by the Futures Industry Association for JPMCCI Exchange Commodity c in month i.

F^c is number of physical units underlying JPMCCI Exchange Commodity c represented by one contract, given the contract specification (*e.g.* number of barrels represented by one crude oil contract)

M_y is the set of all months in the Observation Period

$|M_y|$ is the number of months in the Observation Period

D. Monthly calculation of Monthly Contract Weights

D.1 Open Interest Monthly Contract Weighting: calculated in respect of each JPMCCI Exchange Commodity and each JPMCCI Single Commodity Index

Just as historical open interest guides the allocation of weights among different JPMCCI Exchange Commodities through the Aggregate Commodity Units, the Composition and Monthly Contract Weights each month for each JPMCCI Exchange Commodity are guided by the historical distribution of open interest across the commodity's futures curve.

Each JPMCCI Single Commodity Index and each JPMCCI Exchange Commodity in relation to a JPMCCI Sector Index or JPMCCI Aggregate Index (as the case may be) includes one or more Monthly Contracts of the same JPMCCI Exchange Commodity (except in circumstances of substitution of contracts, where the Monthly Contracts may be of different Exchange Commodities).

The Composition for a particular month is derived by averaging the distribution of Monthly Contract Open Interest in the same calendar month of the previous three years, in order to capture shifts of open interest along the curve as set out in greater detail and mathematically in Section D.2-D.5 below. (As an example only, the composition for the month of January 2007 is based on the average of the distribution of open interest of contracts along the curve in January 2006, January 2005 and January 2004).

D.2 Calculation of the Monthly Contract Open Interest

"**Monthly Contract Open Interest**" $MCOI_{m,n}^c$ in month m, denominated in physical units, for the JPMCCI Exchange Commodity c Monthly Contract expiring n months after month m, is:

$$MCOI_{m,n}^c = F^c \times \sum_{d \in D_m^c} DCOI_{d,m,n}^c$$

where:

$DCOI^c_{d,m,n}$ is the Daily Contract Open Interest on day d on month m, denominated in number of contracts, for JPMCCI Exchange Commodity c Monthly Contract expiring n months after the month m

D^c_m is the set of all days in month m for which open interest data for one or more Monthly Contracts of JPMCCI Exchange Commodity c is obtainable by the Index Calculation Agent from the relevant information source.

(As an example only, if m corresponds to March 2000 and $n =14$, the Monthly Contract being referred to is the May 2001 contract.)

D.3   Calculation of the Monthly Contract Open Interest Percentage

"**Monthly Contract Open Interest Percentage**" $MCOIP^c_{m,n}$ in month m, for JPMCCI Exchange Commodity c Monthly Contract expiring n months after month m, is:

$$MCOIP^c_{m,n} = \frac{MCOI^c_{m,n}}{\sum_i MCOI^c_{m,i}}$$

D.4   Monthly Calculation of the Historical Monthly Contract Open Interest Percentage

The "**Historical Monthly Contract Open Interest Percentage**" $HMCOIP^c_{m,n}$ in month m, for the JPMCCI Exchange Commodity c Monthly Contract expiring n months after month m, is:

$$HMCOIP^c_{m,n} = \underset{i=12,24,36}{average}\left(MCOIP^c_{m-i,n}\right)$$

(As an example, the HMCOIP for the NYMEX Crude Oil May-2000 contract in January 2000 is the arithmetic average of:

     (a) the MCOIP for the NYMEX Crude Oil May-1997 contract in January 1997;
     (b) the MCOIP for the NYMEX Crude Oil May-1998 contract in January 1998;
     (c) the MCOIP for the NYMEX Crude Oil May-1999 contract in January 1999.)

D.5   Monthly Contract Weight

In the determination of the Monthly Contract Weights and Composition for each JPMCCI Exchange Commodity and each JPMCCI Single Commodity Index of any commodity and any month in which Composition is reviewed, the following Monthly Contracts are excluded:

(a) Monthly Contracts with a Historical Monthly Contract Open Interest Percentage of less than 3%;

 (b) Monthly Contracts due to expire, in respect of which there will be a Last Trading Day or First Notice Day prior to the last anticipated Roll Date or, in the case of Monthly Contracts whose Relevant Exchange is the London Metals Exchange, Monthly Contracts in respect of which there will be a Last Trading Day in the month in which the last anticipated Roll Date falls;

(As an example, for the January 2007 composition of NYMEX Brent Crude, only the Apr-2007 and longer dated Monthly Contracts are eligible for inclusion. The Mar-2007 contract has a last trade date of February 13, 2007; the contract ceases to trade before it can be completely phased out during the February roll, and therefore cannot be included in the January 2007 composition.)

The "**Monthly Contract Weight**" $CW_{m,n}^{c}$ in month m for JPMCCI Exchange Commodity c Monthly Contract expiring n months after month m is:

$$CW_{m,n}^{c} = \frac{HMCOIP_{m,n}^{c}}{\sum_{i \in N_m^c} HMCOIP_{m,i}^{c}}$$

where:

N_m^c is the set of all Monthly Contracts for JPMCCI Exchange Commodity c in month m

For Monthly Contracts which are excluded by the exclusion rules above, $CW_{m,n}^{c} = 0$.

D.6   Disruptions

A **"Disrupted Day"** means in respect of a JPMCCI Exchange Commodity a Scheduled Trading Day on which:

(a)   the Settlement Price for any Monthly Contract in respect of the relevant JPMCCI Exchange Commodity is not obtainable;

(b)   the Settlement Price for any Monthly Contract in respect of the relevant JPMCCI Exchange Commodity is a Limit Price (a Limit Day);

(thus, for the avoidance of doubt, in respect of a JPMCCI Single Commodity Index, only disruption as set out in (a) and (b) in respect of the JPMCCI Exchange

Commodity, constituting such JPMCCI Single Commodity Index shall be relevant in the determination of a Disrupted Day)

Disruption and Calculation and Publication of Indices

Index Levels will be published on each Scheduled Index Valuation Day even if such day is a Limit Day for a given JPMCCI Exchange Commodity; *provided, however* that the Index Calculation Agent will not be obliged to publish any Index Level upon the occurrence or continuation of a Force Majeure Event. If for any reason a Settlement Price is not obtainable in respect of a given JPMCCI Exchange Commodity and Monthly Contract, then the Settlement Price last previously obtainable (which shall usually be the Settlement Price in respect of the previous Scheduled Index Valuation Day) will be used for calculation of the relevant Index Level. If the Settlement Price is a Limit Price, the Limit Price will be used in the calculation of the relevant Index Level.

Disruption and Roll Days

If any Roll Day is a Disrupted Day, then the roll for the affected Exchange Commodity is postponed as set out below.

D.7   Roll Weights

In respect of each JPMCCI Exchange Commodity, on each Roll Day of the relevant month, the Composition will be amended by the phased removal from the Composition of one tenth of the Composition of the previous month and the replacement of it by one tenth of the current month; provided that if in respect of the relevant JPMCCI Exchange Commodity that scheduled Roll Day is a Disrupted Day, then (i) the Composition shall not be amended on that day and (ii) the portion of the Composition which would have been amended on that day shall be amended on the next following Index Valuation Day which is not a Disrupted Day.

The **"Roll Weight"** RW_d^c of the pre-roll Composition of JPMCCI Exchange Commodity c at the close of Index Valuation Day d is:

A. If d is the first anticipated Roll Date but is a Disrupted Day, then

$$RW_d^c = 1$$

B. If d is an anticipated Roll Date other than the first anticipated Roll Date but is a Disrupted Day;

$$RW_d^c = RW_{d-1}^c$$

C. If d is any anticipated Roll Date which is not a Disrupted Day;

$$RW_d^c = 1 - \frac{Min(10, IVD_d)}{10}$$

where: IVD_d is the number of Index Valuation Days since the beginning of the month, as of Index Valuation Day d.

E. Annual Calculation and Use of the Portfolio Continuity Factor

E.1 Purpose of the Portfolio Continuity Factor

Portfolio Continuity Factors are introduced to prevent discontinuities in the JPMCCI Aggregate Indices and the JPMCCI Sector Indices when rebalancing from one set of Aggregate Commodity Units, which are denominated in physical units, to the next set of Aggregate Commodity Units.

E.2 Calculation of Portfolio Continuity Factor for the JPMCCI Aggregate Index

The **"Portfolio Continuity Factor"** PCF_y for year y is:

$$PCF_y = PCF_{y-1} \times \frac{\sum_c ACU_y^c \times \sum_n CW_{m_{y-1}^*,n}^c \times CP_{d_{y-1}^*,m_{y-1}^*,n}^c}{\sum_c ACU_{y-1}^c \times \sum_n CW_{m_{y-1}^*,n}^c \times CP_{d_{y-1}^*,m_{y-1}^*,n}^c}$$

where:

m_{y-1}^* means December in year *y-1*

d_{y-1}^* means the last Index Valuation Day in year *y-1*

$CP_{d,m,n}^c$ means the Settlement Price denominated in U.S. dollars per physical unit of the commodity underlying the JPMCCI Exchange Commodity as of day *d*, for the JPMCCI Exchange Commodity *c* Monthly Contract expiring *n* months after month *m*

At inception $PCF_{inception}$ is set so that $JPMCCIPR_d$ (see below) is equal to 100.

E.3 Portfolio Continuity Factors for JPMCCI Sector Indices

Portfolio Continuity Factors for JPMCCI Sector Indices are calculated in the same manner as for the JPMCCI Aggregate Index, except that only the Aggregate Commodity Units of the JPMCCI Exchange Commodities relevant to the JPMCCI Sector Index in question will be used in the calculations.

F. Index Calculations

All Index Levels calculated (Price Index, Excess Return Index, and Total Return Index) are rounded to the nearest fifth decimal.

F.1 JPMCCI Single Commodity Price Index

The JPMCCI Single Commodity Price Index Level $JPMCCIPR_d^c$ for JPMCCI Exchange Commodity c on Index Valuation Day d is:

$$JPMCCIPR_d^c = RW_d^c \times \sum_n CW_{m_d-1,n}^c \times CP_{d,m_d-1,n}^c + \left(1 - RW_d^c\right) \times \sum_n CW_{m_d,n}^c \times CP_{d,m_d,n}^c$$

where:

m_d is the month on which Index Valuation Day d falls

F.2 JPMCCI Single Commodity Excess Return Index

The JPMCCI Single Commodity Excess Return Index Level $JPMCCIER_d^c$ for JPMCCI Exchange Commodity c on Index Valuation Day d is:

$$JPMCCIER_d^c = JPMCCIER_{d-1}^c \times (1 + CDER_d^c)$$

where

$CDER_d^c$ for JPMCCI Exchange Commodity c on Index Valuation Day d means the following:

$$CDER_d^c = \frac{RW_{d-1}^c \times \sum_n CW_{m_{d-1}-1,n}^c \times CP_{d,m_{d-1}-1,n}^c + \left(1-RW_{d-1}^c\right) \times \sum_n CW_{m_{d-1},n}^c \times CP_{d,m_{d-1},n}^c}{RW_{d-1}^c \times \sum_n CW_{m_{d-1}-1,n}^c \times CP_{d-1,m_{d-1}-1,n}^c + \left(1-RW_{d-1}^c\right) \times \sum_n CW_{m_{d-1},n}^c \times CP_{d-1,m_{d-1},n}^c} - 1$$

On the **Inception Date**, each JPMCCI Single Commodity Excess Return Index Level or $JPMCCIER_{inception}^c$ =100.

F.3   JPMCCI Single Commodity Total Return Index

The JPMCCI Single Commodity Total Return Index Level or $JPMCCITR_d^c$ for JPMCCI Exchange Commodity c on Index Valuation Day d is:

$$JPMACCITR_d^c = JPMACCITR_{d-1}^c \times (1 + CDER_d^c + TBR_d) \times \prod_{a \in A}(1 + TBR_a)$$

where:

TBR_d is the **"U.S. Treasury Bill Return"** on calendar day d, calculated as follows:

$$TBR_d = \left(\frac{1}{1 - \frac{91}{360} \times TBRATE_{d-1}}\right)^{\frac{1}{91}} - 1$$

$TBRATE_{d-1}$ is the 91-day auction high rate for U.S. Treasury Bills on the most recent weekly auction date available on the calendar day immediately preceding the calendar day d

A is the set of calendar days in between the immediately preceding Index Valuation Day and the Index Valuation Day d (exclusive)

On the **Inception Date**, JPMCCI Single Commodity Total Return Index Level or $JPMCCITR_{inception}^c$ =100.

F.4   JPMCCI Aggregate Price Index

The JPMCCI Aggregate Price Index Level or $JPMACCIPR_d$ on Index Valuation Day d is:

$$JPMACCIPR_d = \frac{1}{PCF_{y_{m_d-1}}} \times \sum_c ACU^c_{y_{m_d-1}} \times RW^c_d \times \sum_n CW^c_{m_d-1,n} \times CP^c_{d,m_d-1,n}$$

$$+ \frac{1}{PCF_{y_{m_d}}} \times \sum_c ACU^c_{y_{m_d}} \times \left(1 - RW^c_d\right) \times \sum_n CW^c_{m_d,n} \times CP^c_{d,m_d,n}$$

where:

y_{m_d} is the year in which month m_d falls

On the Inception Date, the JPMCCI Aggregate Price Index Level or $JPMCCIPR_{inception} = 100$

F.5   JPMCCI Aggregate Excess Return Index

The JPMCCI Aggregate Excess Return Index Level or $JPMACCIER_d$ on Index Valuation Day d, is:

$$JPMACCIER_d = JPMACCIER_{d-1} \times (1 + ADER_d)$$

where the "**Aggregate Daily Excess Return**" $ADER_d$ for Index Valuation Day d is:

$$ADER_d = \frac{A}{B} - 1$$

where:

$$A = \left\{ \frac{1}{PCF_{y_{m_{d-1}-1}}} \times \sum_c ACU^c_{y_{m_{d-1}-1}} \times RW^c_{d-1} \times \sum_n CW^c_{m_{d-1}-1,n} \times CP^c_{d,m_{d-1}-1,n} \right.$$

$$\left. + \frac{1}{PCF_{y_{m_{d-1}}}} \times \sum_c ACU^c_{y_{m_{d-1}}} \times \left(1 - RW^c_{d-1}\right) \times \sum_n CW^c_{m_{d-1},n} \times CP^c_{d,m_{d-1},n} \right\}$$

$$B = \left\{ \frac{1}{PCF_{y_{m_{d-1}-1}}} \times \sum_c ACU^c_{y_{m_{d-1}-1}} \times RW^c_{d-1} \times \sum_n CW^c_{m_{d-1}-1,n} \times CP^c_{d-1,m_{d-1}-1,n} \right.$$

$$\left. + \frac{1}{PCF_{y_{m_{d-1}}}} \times \sum_c ACU^c_{y_{m_{d-1}}} \times \left(1 - RW^c_{d-1}\right) \times \sum_n CW^c_{m_{d-1},n} \times CP^c_{d-1,m_{d-1},n} \right\}$$

On the Inception Date, the JPMCCI Aggregate Excess Return Index Level
$JPMACCIER_{inception} = 100$.

F.6   JPMCCI Aggregate Total Return Index

The JPMCCI Aggregate Total Return Index Level or $JPMACCITR_d$ on Index Valuation Day *d,* is:

$$JPMACCITR_d = JPMACCITR_{d-1} \times (1 + ADER_d + TBR_d) \times \prod_{a \in A} (1 + TBR_a)$$

On the Inception Date, JPMCCI Aggregate Total Return Index Level or $JPMACCITR_{inception}$ =100.

F.7   JPMCCI Sector Index Calculations

JPMCCI Sector Price Indices, JPMCCI Excess Return Sector Indices and JPMCCI Total Return Sector Indices are calculated in the same manner as for the JPMCCI Aggregate Indices, except that only the Aggregate Commodity Units of those JPMCCI Exchange Commodities included in the relevant JPMCCI Sector Index are used in the calculations.

F.8   Publication of corrected Index Levels

In the event that a Settlement Price used to calculate any Index Level is subsequently corrected and the correction is published by the Relevant Exchange before the next following Rebalancing Day, or any other element used in the calculation of any index level is determined by the Index Calculation Agent prior to the next following Rebalancing Day to have been incorrect, then the Index Calculation Agent may, if practicable and the correction is deemed material by the Index Calculation Agent, adjust or correct the relevant Index Level published on any relevant Scheduled Index Valuation Day and publish such corrected Index Level as soon as it is reasonably practicable.

G.   Variations on the JPMCCI Indices

G.1   JPMCCI Energy Light Indices (JPMCCI EL)

The JPMCCI Energy Light Indices are variations on the JPMCCI Aggregate Indices where the target dollar market weight of the JPMCCI Energy Sector Index is set to a maximum weight of 33% on the last Rebalancing Day.

First, the Index Calculation Agent will calculate the Estimated Post-Rebalance Market Capitalization $EPRMC_y^{c_e}$ for each of the JPMCCI Exchange Commodities in the JPMCCI Energy Sector Index c_e, denominated in USD, calculated on the first Rebalancing Day:

$$EPRMC_y^{c_e} = \sum_{c_e} ACU_y^{c_e} \times \sum_n CW_{m_{y-1}^*,n}^{c_e} \times CP_{d_{y-1}^*,m_{y-1}^*,n}^{c_e}$$

where

$ACU_y^{c_e}$ is the ACU of JPMCCI Exchange Commodity c in JPMCCI Energy Sector Index e

Second, the Index Calculation Agent will determine if the $ACU_y^{c_e}$ adjustment is necessary and is calculated as follows:

- If $\dfrac{\sum_{c_e} EPRMC_y^{c_e}}{\sum_c EPRMC_y^c} \leq 33\%$, then the $ACU_y^{c_e}$ will remain unchanged;

- If $\dfrac{\sum_{c_e} EPRMC_y^{c_e}}{\sum_c EPRMC_y^c} > 33\%$, then the $ACU_y^{c_e}$ will be adjusted to a new $ACU_y^{c_{eL}}$, such that

$\dfrac{\sum_{c_{eL}} EPRMC_y^{c_{eL}}}{\sum_c EPRMC_y^c} = 33\%$, while maintaining their original $ACU_y^{c_e}$ proportion.

Once $ACU_y^{c_{eL}}$ are calculated, they will be set for the remainder of the year, consistent with the methodology of the JPMCCI Aggregate Index. The levels of the JPMCCI Energy Light Index will float according to the market price of the underlying monthly contracts, with the possibility that the market weight of the JPMCCI Energy Sector Index may exceed 33%.

Appendix H, Table 4 and Appendix J.3 outlines the target market weights, as well as the ACUs and PCFs, of the JPMCCI Energy Light Index.

G.2   JPMCCI Ex-Front Month Indices (JPMCCI ExFM)

The JPMCCI Ex - Front Month Indices ("JPMCCI ExFM") are variations on the JPMCCI Indices, the variation being the exclusion of the first nearby monthly contract included in the composition of each JPMCCI Exchange Commodity; provided that the Composition of the JPMCCI Exchange Commodity includes at least two Monthly Contracts. The rules with respect to the JPMCCI Aggregate, Sector, and Single Commodity Index apply to the JPMCCI ExFM Aggregate, Sector, and Single Commodity Indices with the following modification set forth below.

The monthly contract composition of the JPMCCI ExFM Indices are identical to that of the JPMCCI Indices, **with the exclusion of the first nearby Monthly Contract that has a strictly positive weight within each given JPMCCI Exchange Commodity**, provided that the Composition of the JPMCCI Exchange Commodity includes at least two Monthly Contracts.

The JPMCCI ExFM "Monthly Contract Weight" $CW_{ExFM,m,n}^{c}$ in month m for JPMCCI Exchange Commodity c, Monthly Contract expiring n months after month m is as follows:

- If there exist an n_1 and n_2, with $n_1 \neq n_2$, such that $CW_{m,n_1}^{c} > 0$ and $CW_{m,n_2}^{c} > 0$, then:
   - if $n = n'$, then $CW_{ExFM,m,n'}^{c} = 0$,
   - otherwise, $CW_{ExFM,m,n}^{c} = \dfrac{CW_{m,n}^{c}}{1 - CW_{m,n'}^{c}}$;
- Otherwise:
   $CW_{ExFM,m,n}^{c} = CW_{m,n}^{c}$.

Where $\qquad n' = \min(n)$ such that $CW_{m,n}^{c} > 0$

The JPMCCI ExFM Portfolio Continuity Factors $PCF_{ExFM,y}$, and the JPMCCI ExFM Indices are each calculated in the same manner as the JPMCCI Indices, except $CW_{m,n}^{c}$ is replaced by $CW_{ExFM,m,n}^{c}$ for all relevant JPMCCI Exchange Commodities.

For the avoidance of doubt, a Disrupted Day for a JPMCCI Index will also be a Disrupted Day for a JPMCCI ExFM Index. For example, on a Scheduled Trading Day, if the Settlement Price for the first nearby NYMEX Crude Oil Monthly Contract included in the JPMCCI is a Limit Price, then such Scheduled Trading Day would be a Disrupted Day for the JPMCCI NYMEX Crude Oil Index and it would also be a Disrupted Day for the JPMCCI ExFM NYMEX Crude Oil Index; notwithstanding the fact that the JPMCCI ExFM NYMEX Crude Oil Index does not reference the front Monthly Contract of NYMEX Crude Oil.

Appendix J.2 outlines the PCFs of the JPMCCI Ex–Front Month Index.

H.   JPMCCI Exchange Commodities included in the JPMCCI Aggregate Indices, JPMCCI Energy Light Indices, JPMCCI Ex-Front Month Indices and JPMCCI Sector Indices in 2009

Table 1

Table 1 below shows the JPMCCI Sector Indices for 2009 and the JPMCCI Exchange Commodities included in each. The JPMCCI Aggregate Indices, the JPMCCI Energy Light Indices and the JPMCCI Ex-Front Month Indices each include all 35 JPMCCI Exchange Commodities set out below.

.

Energy		Agriculture	
NYMEX	Crude Oil	CBOT	Corn
NYMEX	Gasoline	CBOT	Soybeans
NYMEX	Heating Oil	CBOT	Soybean Meal
NYMEX	Natural Gas	CBOT	Soybean Oil
ICE	Brent Crude	CBOT	Rough Rice
ICE	Gas Oil	CBOT	Wheat
		KCBOT	Winter Wheat
		MGE	Spring Wheat
Precious Metals		NYBOT	Cocoa
COMEX	Gold	NYBOT	Coffee
COMEX	Silver	NYBOT	Cotton
NYMEX	Palladium	NYBOT	Orange Juice
NYMEX	Platinum	NYBOT	Sugar
		LIFFE	Robusta Coffee
		LIFFE	White Sugar
Industrial Metals			
LME	Aluminum		
LME	Copper	**Livestock**	
LME	Lead	CME	Feeder Cattle
LME	Nickel	CME	Lean Hogs
LME	Tin	CME	Live Cattle
LME	Zinc		
COMEX	Copper		

Table 2

Table 2 sets out a chart below detailing the combined exchanges of the relevant JPMCCI Single Commodity Indices.

For WTI Crude Oil and Heating Oil, the open interest for the NYMEX and ICE contracts were combined starting with the February 2006 contract, for WTI Crude Oil, and the April 2006, for Heating Oil. For Gold and Silver, the open interest for the COMEX and CBOT contracts were combined starting with the October 2004 contract, for Gold, and the October 2004, for Silver. For Gasoline, the open interest for the phased out NYMEX Unleaded Gasoline and successor NYMEX RBOB Gasoline contracts were combined, when the NYMEX Unleaded Gasoline contracts were phased out in July 2006.

Open Interest for:	Combined for Exchange Commodity	since
ICE Crude Oil	NYMEX Crude Oil	Feb-2006
ICE Heating Oil	NYMEX Heating Oil	Apr-2006
CBOT Gold	COMEX Gold	Oct-2004
CBOT Silver	COMEX Silver	Oct-2004

Table 3

Table 3 shows the 2009 post-rebalance weights for the JPMCCI Aggregate Index and JPMCCI Sector Indices calculated using 2009 Aggregate Commodity Units, and based on the compositions and prices of the JPMCCI on 16-Jan-2009.

Energy	46.71%		Agriculture	25.22%
NYMEX Crude Oil	20.18%		CBOT Corn	6.16%
NYMEX Gasoline	2.29%		CBOT Rough Rice	0.10%
NYMEX Heating Oil	3.17%		CBOT Soybeans	5.39%
NYMEX Natural Gas	10.47%		CBOT Soybean Meal	1.53%
ICE Brent Crude	7.12%		CBOT Soybean Oil	1.32%
ICE Gas Oil	3.48%		CBOT Wheat	2.87%
			KCBOT Winter Wheat	0.96%
Precious Metals	**10.27%**		MGE Spring Wheat	0.40%
COMEX Gold	8.28%		NYBOT Cocoa	0.87%
COMEX Silver	1.78%		NYBOT Coffee	1.45%
NYMEX Palladium	0.07%		NYBOT Cotton	1.19%
NYMEX Platinum	0.14%		NYBOT Orange Juice	0.08%
			NYBOT Sugar	2.31%
Industrial Metals	**14.08%**		LIFFE Robusta Coffee	0.28%
LME Aluminum	5.59%		LIFFE White Sugar	0.30%
LME Copper	4.93%			
LME Lead	0.47%		**Livestock**	**3.72%**
LME Nickel	0.87%		CME Feeder Cattle	0.36%
LME Tin	0.22%		CME Lean Hogs	1.26%
LME Zinc	1.22%		CME Live Cattle	2.10%
COMEX Copper	0.79%			

Table 4

Table 4 shows the 2009 post-rebalance weights for the JPMCCI Energy Light Index calculated using 2009 Aggregate Commodity Units, and based on the compositions and prices of the JPMCCI Energy Light Index on 16-Jan-2009.

Energy	32.36%	Agriculture	32.01%
NYMEX Crude Oil	13.98%	CBOT Corn	7.82%
NYMEX Gasoline	1.58%	CBOT Rough Rice	0.13%
NYMEX Heating Oil	2.20%	CBOT Soybeans	6.84%
NYMEX Natural Gas	7.26%	CBOT Soybean Meal	1.94%
ICE Brent Crude	4.93%	CBOT Soybean Oil	1.68%
ICE Gas Oil	2.41%	CBOT Wheat	3.64%
		KCBOT Winter Wheat	1.22%
Industrial metals	**17.87%**	MGE Spring Wheat	0.50%
LME Aluminum	7.09%	NYBOT Cocoa	1.11%
LME Copper	6.25%	NYBOT Coffee	1.84%
LME Lead	0.59%	NYBOT Cotton	1.52%
LME Nickel	1.11%	NYBOT Orange Juice	0.10%
LME Zinc	1.55%	NYBOT Sugar	2.93%
LME Tin	0.27%	LIFFE Robusta Coffee	0.36%
COMEX Copper	1.00%	LIFFE White Sugar	0.38%
Precious metals	**13.04%**	**Livestock**	**4.72%**
COMEX Gold	10.51%	CME Feeder Cattle	0.45%
COMEX Silver	2.26%	CME Lean Hogs	1.60%
NYMEX Palladium	0.09%	CME Live Cattle	2.67%
NYMEX Platinum	0.18%		

I.   Commodity Inclusion Process in 2009

Table 5

Table 5 below shows the list of futures markets which were reviewed for inclusion in JPMCCI for 2009. If the Estimated Market Size is below $250 million, those futures contracts were not considered. The final inclusion decision is indicated in the last column. Estimated Market Sizes are computed using Settlement Prices as of October 31, 2008.

Country	Exchange	Exchange Commodity	Avg montly OI in obs period	Units per contract		$ per unit	Estimated market size, US$m	Considered for 2009?	Included for 2009?
US	CBOT	Wheat	396,487	5,000	BUSHELS	5.36	10,631	Yes	Yes
US	CBOT	Corn	1,236,684	5,000	BUSHELS	4.02	24,826	Yes	Yes
US	CBOT	Oats	14,044	5,000	BUSHELS	2.32	163	No	-
US	CBOT	Soybeans	434,809	5,000	BUSHELS	9.25	20,115	Yes	Yes
US	CBOT	Soybean Oil	258,366	60,000	LBS	0.34	5,209	Yes	Yes
US	CBOT	Soybean Meal	199,744	100	SHORT TONS	273.00	5,453	Yes	Yes
US	CBOT	South American Soybean	31	5,000	BUSHELS	12.47	2	No	-
US	CBOT	Rice	14,799	2,000	CWT	15.05	445	Yes	Yes
US	CBOT	Ethanol	1,244	29,000	LBS	1.76	64	No	-
US	CBOT	Diammonium Phosphate						No	-
US	CBOT	Anhydrous Ammonia						No	-
US	CBOT	Eastern Catastrophic Insurance						No	-
US	CBOT	Midwest Catastrophic Insurance						No	-
US	CBOT	National Catastrophic Insurance						No	-
US	CBOT	Com Ed Hub Electricity						No	-
US	CBOT	TVA Hub Electricity						No	-
US	CBOT	5,000 oz Silver	5,830	5,000	FINE TROY OZ	9.74	284	Yes	No, OI allocated to COMEX Silver
US	CBOT	Silver (1,000 oz)						No	-
US	CBOT	Gold (kilo)						No	-
US	CBOT	100 oz Gold	21,714	100	FINE TROY OZ	719.30	1,562	Yes	No, OI allocated to COMEX Gold

Country	Exchange	Exchange Commodity	Avg montly OI in obs period	Units per contract		$ per unit	Estimated market size, US$m	Considered for 2009?	Included for 2009?
US	CME	Boneless Beef						No	-
US	CME	Boneless Beef Trimmings						No	-
US	CME	Live Hogs		40,000	LBS			No	-
US	CME	Lean Hogs	183,849	40,000	LBS	0.55	4,030	Yes	Yes
US	CME	Pork Bellies						No	-
US	CME	Pork Bellies, Frozen	1,508	40,000	LBS	0.85	51	No	-
US	CME	Pork Bellies, Fresh						No	-
US	CME	Fluid Milk						No	-
US	CME	Nonfat Dry Milk	367	44,000	X WAP PER LB	97.50	1,576	Yes	No
US	CME	Class III Milk	32,312	200,000	LBS	0.15	999	Yes	No
US	CME	Class IV Milk	138	200,000	LBS	0.14	4	No	-
US	CME	Butter	327	40,000	LBS	1.49	19	No	-
US	CME	Cheddar Cheese						No	-
US	CME	Cash Butter	3,545	20,000	LBS	1.66	118	No	-
US	CME	Dry Whey	1,499					No	-
US	CME	Live Cattle	246,224	40,000	LBS	0.94	9,233	Yes	Yes
US	CME	Stocker Cattle						No	-
US	CME	Pork Cutout						No	-
US	CME	Feeder Cattle	30,416	50,000	LBS	0.99	1,500	Yes	Yes
US	CME	Lumber						No	-
US	CME	New Lumber						No	-
US	CME	Random Length Lumber	8,538	110,000	BOARD FEET	0.19	177	No	-
US	CME	OSB Lumber						No	-
US	CME	Diammonium Phosphate	2	100	GALLONS			No	-
US	CME	Urea Ammonium Nitrate	17	100	TONS			No	-
US	CME	Urea	19	100	TONS			No	-
US	KCBOT	Wheat	126,516	5,000	BUSHELS	5.73	3,625	Yes	Yes
US	KCBOT	Western Gas						No	-
US	MIDAM	Wheat (1,000 bu)						No	-
US	MIDAM	Corn (1,000 bu)						No	-
US	MIDAM	Oats (1,000 bu)						No	-
US	MIDAM	Soybeans (1,000 bu)						No	-
US	MIDAM	Soybean Meal New						No	-
US	MIDAM	Soybean Oil						No	-
US	MIDAM	Live Cattle (20,000#)						No	-
US	MIDAM	Live Hogs (15,000#)						No	-
US	MIDAM	Lean Hogs (20,000#)						No	-
US	MIDAM	New York Silver (1000 oz)						No	-
US	MIDAM	New York Gold						No	-
US	MIDAM	Platinum						No	-

Country	Exchange	Exchange Commodity	Avg montly OI in obs period	Units per contract		$ per unit	Estimated market size, US$m	Considered for 2009?	Included for 2009?
US	MGE	Spring Wheat	49,738	5,000	BUSHELS	6.48	1610	Yes	Yes
US	MGE	White Wheat						No	-
US	MGE	Durum Wheat						No	-
US	MGE	Wheat (5,000 bu)						No	-
US	MGE	Barley						No	-
US	MGE	Cottonseed						No	-
US	MGE	White Shrimp						No	-
US	MGE	Black Tiger Shrimp						No	-
US	MGE	Twin Cities Electricity - On Peak						No	-
US	NYBOT	Coffee "C"	135,282	37,500	LBS	1.13	5733	Yes	Yes
US	NYBOT	Sugar #11	664,476	112,000	LBS	0.12	8945	Yes	Yes
US	NYBOT	Sugar #14	10,675	112,000	LBS	0.21	246	No	-
US	NYBOT	White Sugar						No	-
US	NYBOT	Cocoa	146,082	10	METRIC TONS	2,053.00	2999	Yes	Yes
US	NYBOT	Cheddar Cheese						No	-
US	NYBOT	Milk						No	-
US	NYBOT	Butter						No	-
US	NYBOT	Non Fat Dry Milk						No	-
US	NYBOT	BFP Large						No	-
US	NYBOT	BFP Milk						No	-
US	NYBOT	Cotton	195,826	50,000	LBS	0.44	4337	Yes	Yes
US	NYBOT	Pulp	1,380	20	METRIC TONS			No	-
US	NYBOT	Ethanol		7,750	U.S. GALLONS			No	-
US	NYBOT	Orange Juice, Fzn. Conc.	30,008	15,000	LBS	0.76	343	Yes	Yes
US	NYBOT	Orange Juice, Fzn. Conc. - 2		15,000	LBS			No	-
US	NYBOT	Not From Concentrate Orange Juice	112					No	-
US	NYBOT	Potato						No	-
US	COMEX	Copper	84,584	25,000	LBS	1.84	3899	Yes	Yes
US	COMEX	Aluminum	781	44,000	LBS	0.94	32	No	-
US	COMEX	Silver (5,000 oz)	123,444	5,000	TROY OZ	9.73	6006	Yes	Yes
US	COMEX	Gold (100 oz)	379,530	100	TROY OZ	718.20	27258	Yes	Yes

Country	Exchange	Exchange Commodity	Avg montly OI in obs period	Units per contract		$ per unit	Estimated market size, US$m	Considered for 2009?	Included for 2009?
US	NYMEX	Palladium	16,006	100	TROY OZ	199.55	319	Yes	Yes
US	NYMEX	Platinum	12,112	50	TROY OZ	831.60	504	Yes	Yes
US	NYMEX	No. 2 Heating Oil, NY	202,479	42,000	US GALLONS	2.01	17,062	Yes	Yes
US	NYMEX	Unleaded Gasoline, NY	88,097	42,000	US GALLONS			No	-
US	NYMEX	New York Harbor RBOB Gasoline	138,098	42,000	US GALLONS	1.44	8,360	Yes	Yes
US	NYMEX	Gulf Coast Gasoline	114					No	-
US	NYMEX	Crude Oil	1,223,037	1,000	BARRELS	67.81	82,934	Yes	Yes
US	NYMEX	Middle East Sour Crude Oil						No	-
US	NYMEX	Propane	70	42,000	US GALLONS	0.94	3	No	-
US	NYMEX	Natural Gas	802,102	10,000	MMBTU	6.78	54,407	Yes	Yes
US	NYMEX	Permian Basin						No	-
US	NYMEX	Alberta Natural Gas						No	-
US	NYMEX	Palo Verde Electricity						No	-
US	NYMEX	California Oregon Border Electricity						No	-
US	NYMEX	Mid-Columbia Electricity						No	-
US	NYMEX	Cinergy						No	-
US	NYMEX	Entergy						No	-
US	NYMEX	PJM Financially Settled Monthly Futures	54,047	40	MW * PK DAYS	60.00	130	No	-
US	NYMEX	Northern Ilinois Hub Monthly	12,310	40	MW * PK DAYS	47.75	24	No	-
US	NYMEX	AER Dayton Hub Peak Monthly Electricity	3,969	40	MW * PK DAYS	50.75	8	No	-
US	NYMEX	PJM Financially Settled Monthly Futures Off-Peak	27,359					No	-
US	NYMEX	Northern Illinois Hub Monthly Electricity Off-Peak	25,709	970	MWH	21.77	543	Yes	No
US	NYMEX	AER Dayton Hub Monthly Electricity Off-Peak	5,528	920	MWH	35.59	181	No	-
US	NYMEX	TD5 West Africa to USAC Freight Futures	61	1000	METRIC TONS			No	-
US	NYMEX	TC4 Singapore to Japan Freight Futures	16	1000	METRIC TONS			No	-
US	NYMEX	Tanker Route TD7 North Sea to Europe Freight Futures	23	1000	METRIC TONS			No	-
US	NYMEX	TD3 Middle Eastern Gulf to Japan Freight Futures	30	1000	METRIC TONS	18.54	1	No	-
US	NYMEX	Tanker Route TC5 Ras Tanura to Tokohama Freight Futures	17					No	-
US	NYMEX	Tanker Route TD5 west Africa to USAC Freight Futures	135					No	-
US	NYMEX	TC2 Europe to USAC Freight Futures	216	1000	METRIC TONS			No	-
US	NYMEX	Central Appakachian Coal	7,678	1550	TONS	86.75	1,032	Yes	No
US	NYMEX	Sulfur Dioxide (SO2) Emissions Futures	2,069	100	SHORT TONS	175.5	36	No	-
US	NYMEX	Nitrogen Oxide (Nox) Emissions Futures	45	10	SHORT TONS	101.4	0	No	-

Country	Exchange	Exchange Commodity	Avg montly OI in obs period	Units per contract		$ per unit	Estimated market size, US$m	Considered for 2009?	Included for 2009?
UK	LIFFE	Raw Sugar	248	112000	LBS			No	-
UK	LIFFE	Robusta Coffee	139,857	5	METRIC TONS	1,548.0	1082	Yes	Yes
UK	LIFFE	No. 5 White Sugar	69,179	50	METRIC TONS	334.2	1156	Yes	Yes
UK	LIFFE	Barley						No	-
UK	LIFFE	BIFFEX						No	-
UK	LIFFE	Potatoe						No	-
UK	ICE	Brent Crude Oil	539,040	1000	BARRELS	65.3	35210	Yes	Yes
UK	ICE	Gas Oil	289,755	100	TONNES	636.5	18443	Yes	Yes
UK	ICE	Fuel Oil						No	-
UK	ICE	ICE WTI Crude (Monthly)	454,561	1000	BARRELS	67.8	30824	Yes	No, OI allocated to NYMEX Crude Oil
UK	ICE	ICE Gasoline (Monthly)	573	42000	US GALLONS	1.5	36	No	-
UK	ICE	ICE Heating Oil Crude (Monthly)	5,915	42000	US GALLONS	2.1	518	Yes	No, OI allocated to NYMEX Heating Oil
UK	ICE	ICE Rotterdam Coal (Monthly)	1,442	1000	TONNES	105.0	151	No	-
UK	ICE	ICE Richards Bay Coal (Monthly)	1,144					No	-
UK	LME	High Grade Primary Aluminium	580,380	25	METRIC TONS	1,998.5	28997	Yes	Yes
UK	LME	Aluminium Alloy	6,488	20	METRIC TONS	1,453.5	189	No	-
UK	LME	North American Speical Aluminium Alloy	20,062	20	METRIC TONS	1,490.5	598	Yes	No
UK	LME	Copper - Grade A	235,916	25	METRIC TONS	4,097.0	24164	Yes	Yes
UK	LME	Standard Lead	65,504	25	METRIC TONS	1,502.0	2460	Yes	Yes
UK	LME	Primary Nickel	54,786	6	METRIC TONS	11,962.0	3932	Yes	Yes
UK	LME	Tin	16,394	5	METRIC TONS	13,640.0	1118	Yes	Yes
UK	LME	Silver						No	-
UK	LME	Special High Grade Zinc	157,146	25	METRIC TONS	1,101.5	4327	Yes	Yes
UK	LME	Polypropylene	209	24	METRIC TONS	825.0	4	No	-
UK	LME	Linear Low	295	24	METRIC TONS	960.0	7	No	-

J.   Aggregate Commodity Units and Portfolio Continuity Factors for JPMCCI from 1989 - 2009

J.1   Aggregate Commodity Units for JPMCCI Aggregate Index

The following Aggregate Commodity Units were used for the implementation of the JPMCCI to create hypothetical back-tested results and the current version of the JPMCCI Aggregate Index. For years prior to 2003, the Aggregate Commodity Units were set to those of year 2003. This was done because open interest data was not obtainable from the Futures Industries Association for many commodity contracts prior to 1999, hence the first reliable Observation Period spanned from November 1999 to October 2002. Aggregate Commodity Units were set to 0 for commodities which were not traded historically, did not meet the estimated market size criterion of $250 million, or for which prices were unobtainable.

For crude oil and heating oil, the open interest for the NYMEX and ICE contracts were combined. For gold and silver, the open interest for the COMEX and CBOT contracts were combined. For gasoline, the open interest for the phased out NYMEX Unleaded Gasoline and successor NYMEX RBOB Gasoline contracts were combined.

Aggregate Commodity Units (Applicable Years 1989 – 1998)

The following table sets forth the Aggregate Commodity Units for the applicable year as determined on the Exchange Commodity Publication Date in the immediately preceding calendar year.

Sector	Exchange	Commodity	Units	1989	1990	1991	1992	1993	1994	1995	1996	1997	1998
Energy	NYMEX	Crude Oil	barrels	458,863,694	458,863,694	458,863,694	458,863,694	458,863,694	458,863,694	458,863,694	458,863,694	458,863,694	458,863,694
Energy	NYMEX	Gasoline	US gallons	4,175,053,167	4,175,053,167	4,175,053,167	4,175,053,167	4,175,053,167	4,175,053,167	4,175,053,167	4,175,053,167	4,175,053,167	4,175,053,167
Energy	NYMEX	Heating Oil	US gallons	5,900,030,500	5,900,030,500	5,900,030,500	5,900,030,500	5,900,030,500	5,900,030,500	5,900,030,500	5,900,030,500	5,900,030,500	5,900,030,500
Energy	NYMEX	Natural Gas	MMBtu	0	0	3,952,375,278	3,952,375,278	3,952,375,278	3,952,375,278	3,952,375,278	3,952,375,278	3,952,375,278	3,952,375,278
Energy	ICE	Brent Crude	barrels	258,535,278	258,535,278	258,535,278	258,535,278	258,535,278	258,535,278	258,535,278	258,535,278	258,535,278	258,535,278
Energy	ICE	Gas Oil	tonnes	14,219,414	14,219,414	14,219,414	14,219,414	14,219,414	14,219,414	14,219,414	14,219,414	14,219,414	14,219,414
Precious Metals	COMEX	Gold	troy oz	13,823,519	13,823,519	13,823,519	13,823,519	13,823,519	13,823,519	13,823,519	13,823,519	13,823,519	13,823,519
Precious Metals	COMEX	Silver	try oz	376,919,167	376,919,167	376,919,167	376,919,167	376,919,167	376,919,167	376,919,167	376,919,167	376,919,167	376,919,167
Precious Metals	NYMEX	Palladium	troy oz	0	0	0	0	0	0	0	0	0	0
Precious Metals	NYMEX	Platinum	troy oz	0	0	0	0	0	0	0	0	0	0
Industiral Metals	LME	Aluminum	metric tons	7,525,360	7,525,360	7,525,360	7,525,360	7,525,360	7,525,360	7,525,360	7,525,360	7,525,360	7,525,360
Industiral Metals	LME	Copper	metric tons	4,770,700	4,770,700	4,770,700	4,770,700	4,770,700	4,770,700	4,770,700	4,770,700	4,770,700	4,770,700
Industiral Metals	LME	Lead	metric tons	1,114,081	1,114,081	1,114,081	1,114,081	1,114,081	1,114,081	1,114,081	1,114,081	1,114,081	1,114,081
Industiral Metals	LME	Nickel	metric tons	273,253	273,253	273,253	273,253	273,253	273,253	273,253	273,253	273,253	273,253
Industiral Metals	LME	Tin	metric tons	0	0	0	0	0	0	0	0	0	0
Industiral Metals	LME	Zinc	metric tons	2,579,144	2,579,144	2,579,144	2,579,144	2,579,144	2,579,144	2,579,144	2,579,144	2,579,144	2,579,144
Industiral Metals	COMEX	Comex Copper	lbs	1,953,729,861	1,953,729,861	1,953,729,861	1,953,729,861	1,953,729,861	1,953,729,861	1,953,729,861	1,953,729,861	1,953,729,861	1,953,729,861
Agriculture	CBOT	Corn	bushels	2,167,260,694	2,167,260,694	2,167,260,694	2,167,260,694	2,167,260,694	2,167,260,694	2,167,260,694	2,167,260,694	2,167,260,694	2,167,260,694
Agriculture	CBOT	Soybeans	bushels	844,682,639	844,682,639	844,682,639	844,682,639	844,682,639	844,682,639	844,682,639	844,682,639	844,682,639	844,682,639
Agriculture	CBOT	Soybean Meal	short tons	12,516,456	12,516,456	12,516,456	12,516,456	12,516,456	12,516,456	12,516,456	12,516,456	12,516,456	12,516,456
Agriculture	CBOT	Soybean Oil	lbs	8,652,626,667	8,652,626,667	8,652,626,667	8,652,626,667	8,652,626,667	8,652,626,667	8,652,626,667	8,652,626,667	8,652,626,667	8,652,626,667
Agriculture	CBOT	Rough Rice	cwt	0	0	0	0	0	0	0	0	0	0
Agriculture	CBOT	Wheat	bushels	639,026,250	639,026,250	639,026,250	639,026,250	639,026,250	639,026,250	639,026,250	639,026,250	639,026,250	639,026,250
Agriculture	KCBOT	Winter Wheat	bushels	246,060,556	246,060,556	246,060,556	246,060,556	246,060,556	246,060,556	246,060,556	246,060,556	246,060,556	246,060,556
Agriculture	MGE	Spring Wheat	bushels	120,744,028	120,744,028	120,744,028	120,744,028	120,744,028	120,744,028	120,744,028	120,744,028	120,744,028	120,744,028
Agriculture	NYBOT	Cocoa	metric tons	1,077,964	1,077,964	1,077,964	1,077,964	1,077,964	1,077,964	1,077,964	1,077,964	1,077,964	1,077,964
Agriculture	NYBOT	Coffee	lbs	2,078,839,583	2,078,839,583	2,078,839,583	2,078,839,583	2,078,839,583	2,078,839,583	2,078,839,583	2,078,839,583	2,078,839,583	2,078,839,583
Agriculture	NYBOT	Cotton	metric tons	3,256,636,111	3,256,636,111	3,256,636,111	3,256,636,111	3,256,636,111	3,256,636,111	3,256,636,111	3,256,636,111	3,256,636,111	3,256,636,111
Agriculture	NYBOT	Orange Juice	lbs	370,170,833	370,170,833	370,170,833	370,170,833	370,170,833	370,170,833	370,170,833	370,170,833	370,170,833	370,170,833
Agriculture	NYBOT	Sugar	lbs	18,698,499,556	18,698,499,556	18,698,499,556	18,698,499,556	18,698,499,556	18,698,499,556	18,698,499,556	18,698,499,556	18,698,499,556	18,698,499,556
Agriculture	LIFFE	Robusta Coffee	metric tons	0	0	0	426,137	426,137	426,137	426,137	426,137	426,137	426,137
Agriculture	LIFFE	White Sugar	metric tons	2,116,874	2,116,874	2,116,874	2,116,874	2,116,874	2,116,874	2,116,874	2,116,874	2,116,874	2,116,874
Livestock	CME	Feeder Cattle	lbs	893,311,111	893,311,111	893,311,111	893,311,111	893,311,111	893,311,111	893,311,111	893,311,111	893,311,111	893,311,111
Livestock	CME	Lean Hogs	lbs	1,671,363,333	1,671,363,333	1,671,363,333	1,671,363,333	1,671,363,333	1,671,363,333	1,671,363,333	1,671,363,333	1,671,363,333	1,671,363,333
Livestock	CME	Live Cattle	lbs	4,518,600,000	4,518,600,000	4,518,600,000	4,518,600,000	4,518,600,000	4,518,600,000	4,518,600,000	4,518,600,000	4,518,600,000	4,518,600,000

Aggregate Commodity Units (Applicable Years 1999 – 2009)

The following table sets forth the Aggregate Commodity Units for the applicable year as determined on the Exchange Commodity Publication Date in the immediately preceding calendar year.

Sector	Exchange	Commodity	Units	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Energy	NYMEX	Crude Oil	barrels	458,863,694	458,863,694	458,863,694	458,863,694	458,863,694	479,080,000	558,192,222	664,877,028	888,011,472	1,262,843,028	1,627,091,083
Energy	NYMEX	Gasoline	US gallons	4,175,053,167	4,175,053,167	4,175,053,167	4,175,053,167	4,175,053,167	4,330,824,167	4,786,703,833	5,270,708,333	5,913,329,333	6,309,154,833	7,341,818,167
Energy	NYMEX	Heating Oil	US gallons	5,900,030,500	5,900,030,500	5,900,030,500	5,900,030,500	5,900,030,500	5,900,458,667	6,361,101,833	6,687,075,500	7,282,970,333	8,061,833,500	8,711,131,333
Energy	NYMEX	Natural Gas	MMBtu	3,952,375,278	3,952,375,278	3,952,375,278	3,952,375,278	3,952,375,278	4,112,828,889	3,897,673,333	3,895,447,222	5,187,450,556	6,575,908,611	8,021,015,000
Energy	ICE	Brent Crude	barrels	258,535,278	258,535,278	258,535,278	258,535,278	258,535,278	267,984,139	295,609,611	322,742,583	375,228,333	467,092,917	539,040,056
Energy	ICE	Gas Oil	tonnes	14,219,414	14,219,414	14,219,414	14,219,414	14,219,414	15,325,947	16,942,625	16,984,903	20,110,683	25,252,900	28,975,528
Precious Metals	COMEX	Gold	troy oz	13,823,519	13,823,519	13,823,519	13,823,519	13,823,519	16,088,439	20,834,558	25,990,381	30,430,822	34,796,314	40,247,034
Precious Metals	COMEX	Silver	try oz	376,919,167	376,919,167	376,919,167	376,919,167	376,919,167	399,084,583	450,574,861	510,735,000	563,612,500	597,169,861	649,177,000
Precious Metals	NYMEX	Palladium	troy oz	0	0	0	0	0	0	0	0	1,210,064	1,431,033	1,600,594
Precious Metals	NYMEX	Platinum	troy oz	0	0	0	0	0	346,861	351,578	415,453	449,244	524,601	605,582
Industiral Metals	LME	Aluminum	metric tons	7,525,360	7,525,360	7,525,360	7,525,360	7,525,360	7,795,439	8,576,411	9,417,062	10,754,121	12,223,036	14,509,507
Industiral Metals	LME	Copper	metric tons	4,770,700	4,770,700	4,770,700	4,770,700	4,770,700	4,984,793	4,922,739	4,790,953	4,913,909	5,332,982	5,897,903
Industiral Metals	LME	Lead	metric tons	1,114,081	1,114,081	1,114,081	1,114,081	1,114,081	1,304,189	1,413,126	1,443,145	1,394,535	1,443,530	1,637,599
Industiral Metals	LME	Nickel	metric tons	273,253	273,253	273,253	273,253	273,253	260,158	258,048	251,650	260,931	277,831	328,715
Industiral Metals	LME	Tin	metric tons	0	0	0	0	0	0	0	0	0	77,727	81,968
Industiral Metals	LME	Zinc	metric tons	2,579,144	2,579,144	2,579,144	2,579,144	2,579,144	2,886,352	3,365,368	3,448,255	3,507,189	3,485,055	3,928,650
Industiral Metals	COMEX	Comex Copper	lbs	1,953,729,861	1,953,729,861	1,953,729,861	1,953,729,861	1,953,729,861	2,064,997,917	2,038,850,000	2,233,322,222	2,226,227,778	2,202,595,139	2,114,604,861
Agriculture	CBOT	Corn	bushels	2,167,260,694	2,167,260,694	2,167,260,694	2,167,260,694	2,167,260,694	2,158,812,500	2,432,131,667	2,825,118,194	4,062,362,500	5,162,183,333	6,183,418,472
Agriculture	CBOT	Soybeans	bushels	844,682,639	844,682,639	844,682,639	844,682,639	844,682,639	943,817,361	1,045,282,222	1,185,002,222	1,392,916,667	1,787,284,861	2,174,043,472
Agriculture	CBOT	Soybean Meal	short tons	12,516,456	12,516,456	12,516,456	12,516,456	12,516,456	14,032,797	15,232,622	15,170,464	15,866,594	17,431,519	19,974,361
Agriculture	CBOT	Soybean Oil	lbs	8,652,626,667	8,652,626,667	8,652,626,667	8,652,626,667	8,652,626,667	8,852,228,333	9,172,546,667	9,274,993,333	10,757,793,333	13,026,258,333	15,501,970,000
Agriculture	CBOT	Rough Rice	cwt	0	0	0	0	0	0	0	0	0	22,395,556	29,598,000
Agriculture	CBOT	Wheat	bushels	639,026,250	639,026,250	639,026,250	639,026,250	639,026,250	583,116,667	588,545,139	787,761,528	1,312,355,833	1,723,452,222	1,982,433,194
Agriculture	KCBOT	Winter Wheat	bushels	246,060,556	246,060,556	246,060,556	246,060,556	246,060,556	223,316,111	274,106,111	336,978,611	476,580,972	577,673,611	632,578,333
Agriculture	MGE	Spring Wheat	bushels	120,744,028	120,744,028	120,744,028	120,744,028	120,744,028	124,267,917	139,473,472	149,737,500	188,919,444	219,692,917	248,691,389
Agriculture	NYBOT	Cocoa	metric tons	1,077,964	1,077,964	1,077,964	1,077,964	1,077,964	1,002,946	970,827	1,058,009	1,210,815	1,363,189	1,460,817
Agriculture	NYBOT	Coffee	lbs	2,078,839,583	2,078,839,583	2,078,839,583	2,078,839,583	2,078,839,583	2,419,429,167	2,887,218,750	3,286,986,458	3,674,463,542	4,308,218,750	5,073,057,292
Agriculture	NYBOT	Cotton	metric tons	3,256,636,111	3,256,636,111	3,256,636,111	3,256,636,111	3,256,636,111	3,562,516,667	3,803,061,111	4,369,818,056	5,500,219,444	7,407,920,833	9,791,287,500
Agriculture	NYBOT	Orange Juice	lbs	370,170,833	370,170,833	370,170,833	370,170,833	370,170,833	365,758,750	424,466,667	458,152,083	490,503,333	454,785,000	450,114,167
Agriculture	NYBOT	Sugar	lbs	18,698,499,556	18,698,499,556	18,698,499,556	18,698,499,556	18,698,499,556	19,733,749,778	24,461,425,333	32,458,863,111	42,778,795,111	56,275,694,222	74,421,277,778
Agriculture	LIFFE	Robusta Coffee	metric tons	426,137	426,137	426,137	426,137	426,137	414,284	364,176	434,934	561,667	704,327	699,286
Agriculture	LIFFE	White Sugar	metric tons	2,116,874	2,116,874	2,116,874	2,116,874	2,116,874	1,639,464	1,127,731	1,074,203	1,960,901	2,921,276	3,458,935
Livestock	CME	Feeder Cattle	lbs	893,311,111	893,311,111	893,311,111	893,311,111	893,311,111	795,054,167	780,186,111	943,261,111	1,163,591,667	1,351,383,333	1,520,819,444
Livestock	CME	Lean Hogs	lbs	1,671,363,333	1,671,363,333	1,671,363,333	1,671,363,333	1,671,363,333	1,566,534,444	1,845,782,222	2,769,052,222	4,256,834,444	5,688,748,889	7,353,942,222
Livestock	CME	Live Cattle	lbs	4,518,600,000	4,518,600,000	4,518,600,000	4,518,600,000	4,518,600,000	4,414,354,444	4,305,682,222	4,892,566,667	6,327,788,889	8,051,275,556	9,848,946,667

J.2   Portfolio Continuity Factors for the JPMCCI Aggregate Index and JPMCCI Ex-Front Month Index from 1989 to 2009.

The following Portfolio Continuity Factors were used for the implementation of the JPMCCI Aggregate Index and the JPMCCI Ex-Front Month Index (JPMCCI ExFM) historically:

Index Year	JPMCCI Aggregate Index Portfolio Continuity Factor	Index Year	JPMCCI ExFM Index Portfolio Continuity Factor
1989	962,142,883.40236	1989	953,335,364.95473
1990	962,142,883.40236	1990	953,335,364.95473
1991	1,026,532,198.96863	1991	1,014,007,521.40155
1992	1,031,329,823.18072	1992	1,018,762,494.94832
1993	1,031,329,823.18072	1993	1,018,762,494.94832
1994	1,031,329,823.18072	1994	1,018,762,494.94832
1995	1,031,329,823.18072	1995	1,018,762,494.94832
1996	1,031,329,823.18072	1996	1,018,762,494.94832
1997	1,031,329,823.18072	1997	1,018,762,494.94832
1998	1,031,329,823.18072	1998	1,018,762,494.94832
1999	1,031,329,823.18072	1999	1,018,762,494.94832
2000	1,031,329,823.18072	2000	1,018,762,494.94832
2001	1,031,329,823.18072	2001	1,018,762,494.94832
2002	1,031,329,823.18072	2002	1,018,762,494.94832
2003	1,031,329,823.18072	2003	1,018,762,494.94832
2004	1,077,286,896.38580	2004	1,064,238,435.26207
2005	1,157,805,136.27565	2005	1,144,109,831.58663
2006	1,262,133,879.59248	2006	1,248,058,543.50878
2007	1,507,239,323.84162	2007	1,491,282,735.97328
2008	1,858,206,263.95705	2008	1,837,568,257.00606
2009	2,217,428,365.21688	2009	2,194,863,878.21193

J.3 Aggregate Commodity Units (ACU) and Portfolio Continuity Factors (PCF) for JPMCCI Energy Light Index.

The following Aggregate Commodity Units (ACU) and Portfolio Continuity Factors (PCF) were used for the implementation of the JPMCCI Energy Light Index historically. All non-energy ACUs remain unchanged from Table J.1:

	Aggregate Commodity Units						Portfolio Continuity Factor
Sector	Energy	Energy	Energy	Energy	Energy	Energy	
Exchange	NYMEX	NYMEX	NYMEX	NYMEX	ICE	ICE	
Commodity	Crude Oil	NYMEX Gasoline	NYMEX Heating Oil	NYMEX Natural Gas	Brent Crude	Gas Oil	
Units	barrels	US Gallons	US Gallons	MMBtu	barrels	tonnes	
1989	458863694	4175053167	5900030500	0	258535278	14219414	962142883
1990	458863694	4175053167	5900030500	0	258535278	14219414	962142883
1991	424921940	3866228062	5463610301	3660021466	239411645	13167616	1000168151
1992	458863694	4175053167	5900030500	3952375278	258535278	14219414	1026888160
1993	458863694	4175053167	5900030500	3952375278	258535278	14219414	1026888160
1994	458863694	4175053167	5900030500	3952375278	258535278	14219414	1026888160
1995	458863694	4175053167	5900030500	3952375278	258535278	14219414	1026888160
1996	458863694	4175053167	5900030500	3952375278	258535278	14219414	1026888160
1997	443101165	4031634978	5697357228	3816606347	249654274	13730960	1014973229
1998	458863694	4175053167	5900030500	3952375278	258535278	14219414	1025384356
1999	458863694	4175053167	5900030500	3952375278	258535278	14219414	1025384356
2000	397751568	3619013584	5114255956	3425992256	224103178	12325652	975903597
2001	240843474	2191357304	3096744979	2074480513	135697235	7463334	803217437
2002	364755723	3318795003	4689998177	3141785936	205512494	11303166	904631392
2003	272226441	2476900826	3500264508	2344794473	153379183	8435839	813395713
2004	313998493	2838507689	3867277139	2695629279	175642097	10044928	878013782
2005	313135659	2685253569	3568462140	2186523670	165831602	9504504	895613010
2006	296793875	2352786885	2985037786	1738885280	144068780	7581876	902978498
2007	558930994	3721959848	4584037457	3265078198	236175716	12658039	1175039018
2008	570616141	2850794206	3642742782	2971327010	211056126	11410533	1267736367
2009	888099280	4007313107	4754711977	4378032500	294218984	15815430	1591803999

K. Estimated Market Sizes 1990-2009

Estimated Market Sizes for various Potential JPMCCI Exchange Commodities were estimated historically to narrow down potential commodity contracts for inclusion. The Estimated Market Size for each year is calculated as the average of the Monthly Open Interest figures reported by the Futures Industry Association during the Observation Period, multiplied by the Settlement Price of the commodity's front month contract prevailing on the last Index Valuation Day on October in the prior year.

Note: For years prior to 2003, the Observation Period was set to that of the Observation Period of 2003 (spanning from November 1999 to October 2002) because open interest data was not obtainable from the Futures Industries Association for many commodity contracts before then.

The figures below are in U.S.$ millions.

Ctry	Exch	Commodity	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
US	CBOT	Wheat	2,521	1,674	2,323	2,265	2,144	2,458	3,181	2,372	2,304	1,880	1,634	1,628	1,874	2,570	2,155	1,863	2,497	6,339	13,925	10,631
US	CBOT	Corn	5,147	4,968	5,440	4,492	5,586	4,677	7,206	5,765	6,063	4,746	4,324	4,465	4,454	5,364	5,338	4,925	5,544	13,030	19,384	24,826
US	CBOT	Oats	95	80	88	89	87	83	131	105	104	76	74	72	132	136	72	61	59	109	168	163
US	CBOT	Soybeans	4,718	5,001	4,713	4,639	5,235	4,580	5,704	5,640	5,835	4,718	3,974	3,883	3,619	4,775	7,496	5,514	6,692	8,779	18,052	20,115
US	CBOT	Soybean Oil	1,657	1,885	1,678	1,676	2,028	2,220	2,302	1,955	2,182	2,144	1,410	1,265	1,342	1,890	2,310	1,972	2,120	2,886	5,511	5,209
US	CBOT	Soybean Meal	2,286	2,230	2,306	2,283	2,412	2,013	2,607	2,747	2,792	1,797	1,855	2,123	2,013	2,124	3,538	2,344	2,574	3,008	4,874	5,453
US	CBOT	South American Soybean																	1	1	2	2
US	CBOT	Rice	87	87	109	80	131	80	114	125	132	111	68	77	45	47	103	97	97	155	265	445
US	CBOT	Ethanol																	3	17	27	64
US	CBOT	Diammonium Phosphate																				
US	CBOT	Anhydrous Ammonia																				
US	CBOT	Eastern Catastrophic Insurance																				
US	CBOT	Midwest Catastrophic Insurance																				
US	CBOT	National Catastrophic Insurance																				
US	CBOT	Com Ed Hub Electricity																				
US	CBOT	TVA Hub Electricity																				
US	CBOT	5,000 oz Silver																0	13	118	339	284
US	CBOT	Silver (1,000 oz)																				
US	CBOT	Gold (kilo)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0			
US	CBOT	100 oz Gold																1	72	531	1,452	1,562

Ctry	Exch	Commodity	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
US	CME	Boneless Beef																				
US	CME	Boneless Beef Trimmings																				
US	CME	Live Hogs (40,000#)																				
US	CME	Lean Hogs	778	1,169	942	958	1,108	797	987	1,229	1,040	625	778	855	863	721	835	1,245	1,708	2,765	3,065	4,030
US	CME	Pork Bellies																				
US	CME	Pork Bellies, Frozen	69	77	52	51	76	54	77	85	81	58	77	77	88	98	87	193	182	180	58	51
US	CME	Pork Bellies, Fresh																				
US	CME	Fluid Milk																				
US	CME	Nonfat Dry Milk													28		173	267	406	497	1,569	1,576
US	CME	Class III Milk							126	111	137	105	86	125	92	335	622	734	667	1,082	999
US	CME	Class IV Milk											35	39	31	29	21	4	2	2	4
US	CME	Butter								20	23	38	23	23	30	24	34	51	55	36	30	19
US	CME	Cheddar Cheese																				
US	CME	Cash Butter																0	31	63	118
US	CME	Dry Whey																				
US	CME	Live Cattle	3,364	3,500	3,321	3,334	3,346	3,163	3,088	3,013	3,051	2,937	3,264	3,276	2,992	3,091	4,492	3,783	4,330	5,720	7,633	9,233
US	CME	Stocker Cattle																				
US	CME	Pork Cutout																				
US	CME	Feeder Cattle	743	784	761	747	768	677	579	558	696	635	723	793	773	737	805	852	1,093	1,210	1,466	1,500
US	CME	Lumber																				
US	CME	New Lumber																				
US	CME	Random Length Lumber	59	59	65	75	119	106	82	138	97	85	105	68	73	73	88	110	128	124	144	177
US	CME	OSB Lumber																				
US	CME	Diammonium Phosphate																0	0	0	0
US	CME	Urea Ammonium Nitrate																0	0	0	0
US	CME	Urea																0	0	0	0
US	KCBOT	Wheat	974	653	903	835	827	969	1,260	995	916	807	682	752	742	1,140	819	951	1,251	2,459	4,806	3,625
US	KCBOT	Western Gas																				

Ctry	Exch	Commodity	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
US	MIDAM	Wheat (1,000 bu)																				
US	MIDAM	Corn (1,000 bu)																				
US	MIDAM	Oats (1,000 bu)																				
US	MIDAM	Soybeans (1,000 bu)																				
US	MIDAM	Soybean Meal New																				
US	MIDAM	Soybean Oil																				
US	MIDAM	Live Cattle (20,000#)																				
US	MIDAM	Live Hogs (15,000#)																				
US	MIDAM	Lean Hogs (20,000#)																				
US	MIDAM	New York Silver (1000 oz)																				
US	MIDAM	New York Gold																				
US	MIDAM	Platinum																				
US	MGE	Spring Wheat	465	312	420	404	420	467	608	466	469	441	395	381	380	567	469	512	558	936	1,832	1,610
US	MGE	White Wheat																				
US	MGE	Durum Wheat																				
US	MGE	Wheat (5,000 bu)																				
US	MGE	Barley																				
US	MGE	Cottonseed																				
US	MGE	White Shrimp																				
US	MGE	Black Tiger Shrimp																				
US	MGE	Twin Cities Electricity - On Peak																				

Ctry	Exch	Commodity	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
US	NYBOT	Coffee "C"	1,556	1,881	1,675	1,423	1,649	3,896	2,527	2,436	3,090	2,287	2,083	1,547	913	1,371	1,419	2,148	3,177	3,978	5,228	5,733
US	NYBOT	Sugar #11	2,612	1,761	1,679	1,640	1,986	2,393	1,975	1,926	2,317	1,442	1,286	1,851	1,260	1,376	1,170	2,104	3,678	4,941	5,616	8,945
US	NYBOT	Sugar #14	309	319	294	292	297	293	306	301	298	295	255	289	285	303	291	287	297	256	257	246
US	NYBOT	White Sugar																				
US	NYBOT	Cocoa	1,053	1,243	1,302	1,005	1,207	1,430	1,413	1,458	1,728	1,623	942	814	1,096	2,077	1,444	1,426	1,429	1,797	2,651	2,999
US	NYBOT	Cheddar Cheese																				
US	NYBOT	Milk																				
US	NYBOT	Butter																				19
US	NYBOT	Non Fat Dry Milk																				
US	NYBOT	BFP Large																				
US	NYBOT	BFP Milk																				
US	NYBOT	Cotton	2,450	2,443	1,996	1,684	1,865	2,353	2,765	2,346	2,355	2,207	1,702	2,051	974	1,506	2,734	1,711	2,267	2,711	4,747	4,337
US	NYBOT	Pulp																	2	15	20	
US	NYBOT	Ethanol															20				0	64
US	NYBOT	Orange Juice, Fzn. Conc.	483	427	611	356	395	392	436	395	249	428	341	245	336	365	247	328	535	978	634	343
US	NYBOT	Orange Juice, Fzn. Conc. - 2																	0	0		
US	NYBOT	Not From Concentrate Orange Juice																				
US	NYBOT	Potato																				
US	COMEX	Copper	2,265	2,291	2,079	1,971	1,426	2,421	2,514	1,807	1,772	1,410	1,569	1,654	1,215	1,395	1,935	2,747	4,234	7,427	7,639	3,899
US	COMEX	Aluminum											87	86	74	79	148	269	311	311	135	32
US	COMEX	Silver (5,000 oz)	1,967	1,576	1,548	1,418	1,646	1,983	2,020	1,812	1,785	1,901	1,952	1,801	1,592	1,698	2,021	3,291	3,859	6,797	8,284	6,006
US	COMEX	Gold (100 oz)	5,220	5,271	4,970	4,701	5,109	5,321	5,312	5,240	4,314	4,060	4,151	3,683	3,877	4,401	6,188	8,945	12,063	17,935	26,223	27,258

Ctry	Exch	Commodity	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
US	NYMEX	Palladium	28	20	18	19	26	33	28	24	42	56	80	159	64	63	45	99	189	390	536	319
US	NYMEX	Platinum	188	167	139	135	142	159	156	146	154	128	153	220	157	218	259	293	392	488	759	504
US	NYMEX	No. 2 Heating Oil, NY	3,460	5,283	4,046	3,470	3,016	2,890	2,974	3,914	3,408	2,290	3,387	5,552	3,528	4,388	4,637	9,199	11,835	11,498	19,818	17,062
US	NYMEX	Unleaded Gasoline, NY	2,191	4,026	2,791	2,596	1,975	2,383	2,122	2,779	2,514	1,886	2,669	3,908	2,306	3,605	3,479	6,293	8,043	7,768		
US	NYMEX	New York Harbor RBOB Gasoline																	0	881	6,315	8,360
US	NYMEX	Gulf Coast Gasoline																				
US	NYMEX	Crude Oil	9,150	16,166	10,724	9,462	7,764	8,347	8,094	10,714	9,673	6,617	9,980	15,005	9,719	12,490	13,946	28,892	39,733	48,625	98,193	82,934
US	NYMEX	Middle East Sour Crude Oil																				
US	NYMEX	Propane	7	17	16	12	10	12	11	19	14	9	15	21	14	17	12	27	29	19	11	3
US	NYMEX	Natural Gas		9,328	8,087	9,071	9,359	7,707	7,375	10,782	14,039	8,992	11,703	17,746	13,007	16,426	20,124	34,007	47,544	39,082	54,777	54,407
US	NYMEX	Permian Basin																				
US	NYMEX	Alberta Natural Gas																				
US	NYMEX	Palo Verde Electricity																				
US	NYMEX	California Oregon Border Electricity																				
US	NYMEX	Mid-Columbia Electricity																				
US	NYMEX	Cinergy																				
US	NYMEX	Entergy																				
US	NYMEX	PJM Financially Settled Monthly Futures															2	21	110	103	130	130
US	NYMEX	Northern Ilinois Hub Monthly																3	10	22	24	
US	NYMEX	AER Dayton Hub Peak Monthly Electricity																	1	4	7	8
US	NYMEX	PJM Financially Settled Monthly Futures Off-Peak																				

Ctry	Exch	Commodity	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
US	NYMEX	Northern Illinois Hub Monthly Electricity Off-Peak																	112	315	735	543
US	NYMEX	AER Dayton Hub Monthly Electricity Off-Peak																	15	54	129	181
US	NYMEX	TD5 West Africa to USAC Freight Futures																		0	0	
US	NYMEX	TC4 Singapore to Japan Freight Futures																	0		0	
US	NYMEX	Tanker Route TD7 North Sea to Europe Freight Futures																			0	
US	NYMEX	TD3 Middle Eastern Gulf to Japan Freight Futures																	0		0	1
US	NYMEX	Tanker Route TC5 Ras Tanura to Tokohama Freight Futures																				
US	NYMEX	Tanker Route TD5 west Africa to USAC Freight Futures																				
US	NYMEX	TC2 Europe to USAC Freight Futures																		2	2	
US	NYMEX	Central Appakachian Coal													10	8	22	57	97	166	383	1,032
US	NYMEX	Sulfur Dioxide (SO2) Emissions Futures																		13	0	36
US	NYMEX	Nitrogen Oxide (Nox) Emissions Futures																			0	0

Ctry	Exch	Commodity	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
UK	LIFFE	Raw Sugar																			147	
UK	LIFFE	Robusta Coffee				390	509	1,456	997	623	609	759	513	297	162	297	273	197	394	848	1,602	1,082
UK	LIFFE	No. 5 White Sugar	804	629	602	547	602	752	745	654	658	469	379	529	483	441	286	270	303	784	828	1,156
UK	LIFFE	Barley																				
UK	LIFFE	BIFFEX																				
UK	LIFFE	Potatoe																				
UK	ICE	Brent Crude Oil	4,817	8,896	5,714	5,029	4,085	4,374	4,222	5,861	5,176	3,418	5,608	7,953	5,266	6,650	7,423	14,479	18,751	22,150	42,333	35,210
UK	ICE	Gas Oil	2,517	4,184	3,079	2,627	2,293	2,140	2,168	3,114	2,602	1,596	2,552	3,999	2,641	3,150	3,858	7,552	9,376	10,382	19,874	18,443
UK	ICE	Fuel Oil																				
UK	ICE	ICE WTI Crude (Monthly)																		3,528	21,183	30,824
UK	ICE	ICE Gasoline (Monthly)																		9	33	36
UK	ICE	ICE Heating Oil Crude (Monthly)																		62	403	518
UK	ICE	ICE Rotterdam Coal (Monthly)																		1	19	151
UK	ICE	ICE Richards Bay Coal (Monthly)																				
UK	LME	High Grade Primary Aluminium									12,153	9,800	11,136	11,154	9,523	10,152	11,830	15,841	18,796	30,187	30,619	28,997
UK	LME	Aluminium Alloy									315	233	270	237	225	268	300	280	191	254	266	189
UK	LME	North American Speical Aluminium Alloy														17	119	291	422	719	817	598
UK	LME	Copper - Grade A									9,614	7,610	8,346	8,803	6,473	7,433	10,294	14,635	19,494	36,302	41,256	24,164
UK	LME	Standard Lead									675	536	550	558	532	489	854	1,280	1,429	2,281	5,322	2,460
UK	LME	Primary Nickel									1,710	1,061	2,149	2,000	1,215	2,043	3,110	3,592	3,012	8,448	8,828	3,932
UK	LME	Tin									587	594	615	559	403	451	561	894	538	829	1,291	1,118
UK	LME	Silver																				
UK	LME	Special High Grade Zinc									3,230	2,406	2,960	2,785	1,950	2,028	2,755	3,543	5,297	14,902	9,812	4,327
UK	LME	Polypropylene																		1	4	7	4
UK	LME	Linear Low																		0	4	7	7

L. JPMCCI Index Bloomberg Tickers

Bloomberg Tickers for JPMCCI Index and JPMCCI Energy Light Index						
	Price Index	Excess Return Index	Total Return Index	Weight	Energy Light Weights	Remaining Maturity
Aggregate	JMCXPI	JMCXER	JMCXTR			JMCXD
Energy Light	JMCXELPI	JMCXELER	JMCXELTR			JMCXELD
Energy	JMCXENPI	JMCXENER	JMCXENTR	JMCXENW	JMCXEENW	JMCXEND
Non-Energy	JMCXNEPI	JMCXNEER	JMCXNETR	JMCXNEW	JMCXENEW	JMCXNED
Industrial Metals	JMCXIMPI	JMCXIMER	JMCXIMTR	JMCXIMW	JMCXEIMW	JMCXIMD
Precious Metals	JMCXPMPI	JMCXPMER	JMCXPMTR	JMCXPMW	JMCXEPMW	JMCXPMD
All Metals	JMCXMEPI	JMCXMEER	JMCXMETR	JMCXMEW	JMCXEMEW	JMCXMED
Agriculture	JMCXAGPI	JMCXAGER	JMCXAGTR	JMCXAGW	JMCXEAGW	JMCXAGD
Livestock	JMCXLIPI	JMCXLIER	JMCXLITR	JMCXLIW	JMCXELIW	JMCXLID
NYMEX Crude Oil	JMCXCLPI	JMCXCLER	JMCXCLTR	JMCXCLW	JMCXECLW	JMCXCLD
NYMEX Gasoline	JMCXXBPI	JMCXXBER	JMCXXBTR	JMCXXBW	JMCXEXBW	JMCXXBD
NYMEX Heating Oil	JMCXHOPI	JMCXHOER	JMCXHOTR	JMCXHOW	JMCXEHOW	JMCXHOD
NYMEX Natural Gas	JMCXNGPI	JMCXNGER	JMCXNGTR	JMCXNGW	JMCXENGW	JMCXNGD
ICE Brent Crude	JMCXCOPI	JMCXCOER	JMCXCOTR	JMCXCOW	JMCXECOW	JMCXCOD
ICE Gas Oil	JMCXQSPI	JMCXQSER	JMCXQSTR	JMCXQSW	JMCXEQSW	JMCXQSD
COMEX Gold	JMCXGCPI	JMCXGCER	JMCXGCTR	JMCXGCW	JMCXEGCW	JMCXGCD
COMEX Silver	JMCXSIPI	JMCXSIER	JMCXSITR	JMCXSIW	JMCXESIW	JMCXSID
NYMEX Palladium	JMCXPAPI	JMCXPAER	JMCXPATR	JMCXPAW	JMCXEPAW	JMCXPAD
NYMEX Platinum	JMCXPLPI	JMCXPLER	JMCXPLTR	JMCXPLW	JMCXEPLW	JMCXPLD
LME Aluminum	JMCXLAPI	JMCXLAER	JMCXLATR	JMCXLAW	JMCXELAW	JMCXLAD
LME Copper	JMCXLPPI	JMCXLPER	JMCXLPTR	JMCXLPW	JMCXELPW	JMCXLPD
LME Lead	JMCXLLPI	JMCXLLER	JMCXLLTR	JMCXLLW	JMCXELLW	JMCXLLD
LME Nickel	JMCXLNPI	JMCXLNER	JMCXLNTR	JMCXLNW	JMCXELNW	JMCXLND
LME Zinc	JMCXLXPI	JMCXLXER	JMCXLXTR	JMCXLXW	JMCXELXW	JMCXLXD
LME Tin	JMCXLTPI	JMCXLTER	JMCXLTTR	JMCXLTW	JMCXELTW	JMCXLTD
COMEX Copper	JMCXHGPI	JMCXHGER	JMCXHGTR	JMCXHGW	JMCXEHGW	JMCXHGD
CBOT Corn	JMCXCPI	JMCXCER	JMCXCTR	JMCXCW	JMCXECW	JMCXCD
CBOT Soybeans	JMCXSPI	JMCXSER	JMCXSTR	JMCXSW	JMCXESW	JMCXSD
CBOT Soybean Meal	JMCXSMPI	JMCXSMER	JMCXSMTR	JMCXSMW	JMCXESMW	JMCXSMD
CBOT Soybean Oil	JMCXBOPI	JMCXBOER	JMCXBOTR	JMCXBOW	JMCXEBOW	JMCXBOD
CBOT Wheat	JMCXWPI	JMCXWER	JMCXWTR	JMCXWW	JMCXEWW	JMCXWD
CBOT Rough Rice	JMCXRRPI	JMCXRRER	JMCXRRTR	JMCXRRW	JMCXERRW	JMCXRRD
KCBOT Winter Wheat	JMCXKWPI	JMCXKWER	JMCXKWTR	JMCXKWW	JMCXEKWW	JMCXKWD
MGE Spring Wheat	JMCXMWPI	JMCXMWER	JMCXMWTR	JMCXMWW	JMCXEMWW	JMCXMWD
NYBOT Cocoa	JMCXCCPI	JMCXCCER	JMCXCCTR	JMCXCCW	JMCXECCW	JMCXCCD
NYBOT Coffee	JMCXKCPI	JMCXKCER	JMCXKCTR	JMCXKCW	JMCXEKCW	JMCXKCD
NYBOT Cotton	JMCXCTPI	JMCXCTER	JMCXCTTR	JMCXCTW	JMCXECTW	JMCXCTD
NYBOT Orange Juice	JMCXJOPI	JMCXJOER	JMCXJOTR	JMCXJOW	JMCXEJOW	JMCXJOD
NYBOT Sugar	JMCXSBPI	JMCXSBER	JMCXSBTR	JMCXSBW	JMCXESBW	JMCXSBD
LIFFE Robusta Coffee	JMCXCFPI	JMCXCFER	JMCXCFTR	JMCXCFW	JMCXECFW	JMCXCFD
LIFFE White Sugar	JMCXQWPI	JMCXQWER	JMCXQWTR	JMCXQWW	JMCXEQWW	JMCXQWD
CME Feeder Cattle	JMCXFCPI	JMCXFCER	JMCXFCTR	JMCXFCW	JMCXEFCW	JMCXFCD
CME Lean Hogs	JMCXLHPI	JMCXLHER	JMCXLHTR	JMCXLHW	JMCXELHW	JMCXLHD
CME Live Cattle	JMCXLCPI	JMCXLCER	JMCXLCTR	JMCXLCW	JMCXELCW	JMCXLCD

Bloomberg Tickers for JPMCCI ExFM Index					
	Price Index	Excess Return Index	Total Return Index	Weight	Remaining Maturity
ExFM Aggregate	JMCXEXPI	JMCXEXER	JMCXEXTR		JMCXEXD
ExFM Energy	JMCXXENP	JMCXXENE	JMCXXENT	JMCXXENW	JMCXXEND
ExFM Non-Energy	JMCXXNEP	JMCXXNEE	JMCXXNET	JMCXXNEW	JMCXXNED
ExFM Industrial Metals	JMCXXIMP	JMCXXIME	JMCXXIMT	JMCXXIMW	JMCXXIMD
ExFM Precious Metals	JMCXXPMP	JMCXXPME	JMCXXPMT	JMCXXPMW	JMCXXPMD
ExFM All Metals	JMCXXMEP	JMCXXMEE	JMCXXMET	JMCXXMEW	JMCXXMED
ExFM Agriculture	JMCXXAGP	JMCXXAGE	JMCXXAGT	JMCXXAGW	JMCXXAGD
ExFM Livestock	JMCXXLIP	JMCXXLIE	JMCXXLIT	JMCXXLIW	JMCXXLID
ExFM NYMEX Crude Oil	JMCXXCLP	JMCXXCLE	JMCXXCLT	JMCXXCLW	JMCXXCLD
ExFM NYMEX Gasoline	JMCXXXBP	JMCXXXBE	JMCXXXBT	JMCXXXBW	JMCXXXBD
ExFM NYMEX Heating Oil	JMCXXHOP	JMCXXHOE	JMCXXHOT	JMCXXHOW	JMCXXHOD
ExFM NYMEX Natural Gas	JMCXXNGP	JMCXXNGE	JMCXXNGT	JMCXXNGW	JMCXXNGD
ExFM ICE Brent Crude	JMCXXCOP	JMCXXCOE	JMCXXCOT	JMCXXCOW	JMCXXCOD
ExFM ICE Gas Oil	JMCXXQSP	JMCXXQSE	JMCXXQST	JMCXXQSW	JMCXXQSD
ExFM COMEX Gold	JMCXXGCP	JMCXXGCE	JMCXXGCT	JMCXXGCW	JMCXXGCD
ExFM COMEX Silver	JMCXXSIP	JMCXXSIE	JMCXXSIT	JMCXXSIW	JMCXXSID
ExFM NYMEX Palladium	JMCXXPAP	JMCXXPAE	JMCXXPAT	JMCXXPAW	JMCXXPAD
ExFM NYMEX Platinum	JMCXXPLP	JMCXXPLE	JMCXXPLT	JMCXXPLW	JMCXXPLD
ExFM LME Aluminum	JMCXXLAP	JMCXXLAE	JMCXXLAT	JMCXXLAW	JMCXXLAD
ExFM LME Copper	JMCXXLPP	JMCXXLPE	JMCXXLPT	JMCXXLPW	JMCXXLPD
ExFM LME Lead	JMCXXLLP	JMCXXLLE	JMCXXLLT	JMCXXLLW	JMCXXLLD
ExFM LME Nickel	JMCXXLNP	JMCXXLNE	JMCXXLNT	JMCXXLNW	JMCXXLND
ExFM LME Zinc	JMCXXLXP	JMCXXLXE	JMCXXLXT	JMCXXLXW	JMCXXLXD
ExFM LME Tin	JMCXXLTP	JMCXXLTE	JMCXXLTT	JMCXXLTW	JMCXXLTD
ExFM COMEX Copper	JMCXXHGP	JMCXXHGE	JMCXXHGT	JMCXXHGW	JMCXXHGD
ExFM CBOT Corn	JMCXXCP	JMCXXCE	JMCXXCT	JMCXXCW	JMCXXCD
ExFM CBOT Soybeans	JMCXXSP	JMCXXSE	JMCXXST	JMCXXSW	JMCXXSD
ExFM CBOT Soybean Meal	JMCXXSMP	JMCXXSME	JMCXXSMT	JMCXXSMW	JMCXXSMD
ExFM CBOT Soybean Oil	JMCXXBOP	JMCXXBOE	JMCXXBOT	JMCXXBOW	JMCXXBOD
ExFM CBOT Wheat	JMCXXWP	JMCXXWE	JMCXXWT	JMCXXWW	JMCXXWD
ExFM CBOT Rough Rice	JMCXXRRP	JMCXXRRE	JMCXXRRT	JMCXXRRW	JMCXXRRD
ExFM KCBOT Winter Wheat	JMCXXKWP	JMCXXKWE	JMCXXKWT	JMCXXKWW	JMCXXKWD
ExFM MGE Spring Wheat	JMCXXMWP	JMCXXMWE	JMCXXMWT	JMCXXMWW	JMCXXMWD
ExFM NYBOT Cocoa	JMCXXCCP	JMCXXCCE	JMCXXCCT	JMCXXCCW	JMCXXCCD
ExFM NYBOT Coffee	JMCXXKCP	JMCXXKCE	JMCXXKCT	JMCXXKCW	JMCXXKCD
ExFM NYBOT Cotton	JMCXXCTP	JMCXXCTE	JMCXXCTT	JMCXXCTW	JMCXXCTD
ExFM NYBOT Orange Juice	JMCXXJOP	JMCXXJOE	JMCXXJOT	JMCXXJOW	JMCXXJOD
ExFM NYBOT Sugar	JMCXXSBP	JMCXXSBE	JMCXXSBT	JMCXXSBW	JMCXXSBD
ExFM LIFFE Robusta Coffee	JMCXXCFP	JMCXXCFE	JMCXXCFT	JMCXXCFW	JMCXXCFD
ExFM LIFFE White Sugar	JMCXXQWP	JMCXXQWE	JMCXXQWT	JMCXXQWW	JMCXXQWD
ExFM CME Feeder Cattle	JMCXXFCP	JMCXXFCE	JMCXXFCT	JMCXXFCW	JMCXXFCD
ExFM CME Lean Hogs	JMCXXLHP	JMCXXLHE	JMCXXLHT	JMCXXLHW	JMCXXLHD
ExFM CME Live Cattle	JMCXXLCP	JMCXXLCE	JMCXXLCT	JMCXXLCW	JMCXXLCD

M. Table (for indicative purposes only) of days anticipated not to be Scheduled Trading Days in respect of Relevant Exchanges for 2009

	Number of Exchange commodities included in the JPMCCI Index								
	18	5	1	1	2	2	6		
Date	COMEX NYMEX CBOT CME	NYBOT	MGE	KCBOT	ICE	LIFFE	LME	**Number of Exchange Commodities in**	**JPMCCI Holiday**
01/01/2009	H	H	H	H	H	H	H	35	Holiday
19/01/2009	H	H	H	H				25	Holiday
16/02/2009	H	H	H	H				25	Holiday
10/04/2009	H	H	H	H	H	H	H	35	Holiday
13/04/2009						H	H	8	
04/05/2009						H	H	8	
25/05/2009	H	H	H	H		H	H	33	Holiday
03/07/2009	H	H	H	H				25	Holiday
31/08/2009						H	H	8	
07/09/2009	H	H	H	H				25	Holiday
26/11/2009	H	H	H	H				25	Holiday
25/12/2009	H	H	H	H	H	H	H	35	Holiday
28/12/2009						H	H	8	

Source: JPMorgan; "H": Holiday.

N.   Note on Hypothetical Back-tested Historical Calculations

The hypothetical back-tested historical values of the JPMCCI Index should not be taken as an indication of future performance, and no assurance can be given as to the values of the JPMCCI Index on a future date. The hypothetical back-tested historical values of the JPMCCI Index were calculated on materially the same basis on which the JPMCCI Index is now calculated; however, certain historical information used in calculating the JPMCCI Index was not available to the Index Calculation Agent in determining hypothetical back-tested historical values. Below are the material variations and assumptions used in calculating the hypothetical back-tested historical values prior to initial published values of the JPMCCI Indices (other than the JPMCCI Energy Light and JPMCCI Ex – Front Month Indices) on November 9, 2007. The JPMCCI Energy Light and JPMCCI Ex – Front Month Indices were first published on June 11, 2008 and November 14, 2008, respectively.

JPMSL expressly disclaims any responsibility for (i) any errors or omissions in calculating the back-tested information and (ii) any uses to which the back-tested information may be put by any person.

Aggregate Commodity Units Prior to 2003

Prior to 2003, certain open interest information was not published by the Futures Industries Association for periods prior to November 1999. The first reliable Observation Period spanned from November 1999 to October 2002. Therefore, the Aggregate Commodity Units were set to equal to the Aggregate Commodity Units based on figures calculated in 2003.

Data unavailability with regard to Historical Monthly Contract Interest Percentages
Historically, in any year during which any HMCOIP cannot be calculated due to missing MCOIP data, all the HMCOIPs of that year were set to the HMCOIPs of the following year for which complete MCOIP data was available. For example, if reliable open interest data was not available prior to 1997 (included), then all the HMCOIPs for 1998 to 2000, all of which rely on MCOIPs of 1997, would have been set to the HMCOIPs of 2001, assuming that MCOIPs for 1998, 1999 and 2000 were intact.